Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

AMERICAN PUBLIC EDUCATION, INC.,

NATIONAL EDUCATION SEMINARS, INC.,

THE SELLING STOCKHOLDERS,

THE FOUNDERS

and

THE STOCKHOLDER REPRESENTATIVE
_______________

Dated as of August 28, 2013

4.18	Compliance with Laws; Permits	36
4.19	Environmental Matters	36
4.20	Insurance	38
4.21	Inventories	38
4.22	Accounts and Notes Receivable and Payable	38
4.23	Related Party Transactions	39
4.24	Banks; Power of Attorney	39
4.25	Certain Payments	39
4.26	Financial Advisors	39
4.27	Sufficiency of Assets	39
4.28	Privacy	40
4.29	Compliance with Educational Laws	40
4.30	Certificate	46
4.31	No Other Representations or Warranties	46
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		47
5.1	Organization and Good Standing	47
5.2	Authorization of Agreement	47
5.3	Conflicts; Consents of Third Parties	47
5.4	Litigation	48
5.5	Investment Intention	48
5.6	Financial Advisors	48
5.7	Compliance with Educational Laws	48
5.8	Certificate	49
5.9	No Other Representations or Warranties	49
ARTICLE VI COVENANTS		50
6.1	Access to Information	50
6.2	Conduct of the Business Pending the Closing	50
6.3	Third Party Consents	53
6.4	Governmental Consents and Approvals	54
6.5	Further Assurances	55
6.6	No Shop	55
6.7	Non-competition; Non-solicit; Confidentiality	56
6.8	Preservation of Records	57
6.9	Publicity	58
6.10	Certain Intellectual Property	58
6.11	Related-Party Transactions with Non-Management Affiliates; Releases	60
6.12	Financial Statements	62
6.13	Notification of Certain Matters	62
6.14	Specified Indebtedness	62
6.15	Employee Matters	62
6.16	Indemnification and Insurance	63
6.17	Education Matters	64
6.18	Cooperation Regarding Educational Regulatory Filings	65
ARTICLE VII CONDITIONS TO CLOSING		65
7.1	Conditions Precedent to Obligations of Purchaser	65
7.2	Conditions Precedent to Obligations of the Selling Stockholders	68

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ARTICLE VIII INDEMNIFICATION		69
8.1	Survival of Representations and Warranties	69
8.2	Indemnification	70
8.3	Indemnification Procedures	71
8.4	Limitations on Indemnification	73
8.5	Escrow	74
8.6	Tax Matters	75
ARTICLE IX TERMINATION		81
9.1	Termination of Agreement	81
9.2	Procedure Upon Termination	82
9.3	Effect of Termination	82
ARTICLE X MISCELLANEOUS		83
10.1	Expenses	83
10.2	Stockholder Representative	83
10.3	Specific Performance	86
10.4	Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	86
10.5	Entire Agreement; Amendments and Waivers	87
10.6	Governing Law	87
10.7	Notices	87
10.8	Severability	88
10.9	Binding Effect; Assignment	89
10.10	Non-Recourse	89
10.11	Counterparts	89
10.12	Guaranty	89

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LIST OF OMITTED SCHEDULES*

Exhibits

Exhibit A – Selling Stockholders Information
Exhibit B – Form of Escrow Agreement
Exhibit C – Form of Transition Services Agreement
Exhibit D – Form of Resignation
Exhibit E – Form of Consulting Agreement (Linda Anderson Schwan Hondros)
Exhibit F – Form of Lease Amendment

Annexes

Annex I – Sample Working Capital Calculation
Annex II – Pre-Closing Educational Notices and Consents

Schedules

Schedule 3.4 - Litigation
Schedule 3.5 - Financial Advisors
Schedule 4.3(a) - Conflicts
Schedule 4.3(b) - Approvals
Schedule 4.3(c) - Educational Notices and Consents
Schedule 4.4(b) - Equity Tracking Rights
Schedule 4.8 - No Undisclosed Liabilities
Schedule 4.9 - Absence of Certain Developments
Schedule 4.10(f) - Tax Adjustments
Schedule 4.10(l) - Tax-Free Distributions
Schedule 4.11(a) - Real Property Leases
Schedule 4.11(c) - Real Property Lease Subordination
Schedule 4.12(b) - Tangible Personal Property Leases
Schedule 4.13(a) - Business Intellectual Property
Schedule 4.13(b) - Registered Intellectual Property Filings
Schedule 4.13(d) - Non-Infringement by Company
Schedule 4.13(e) - Inbound Software Licenses
Schedule 4.13(f) - Outbound Intellectual Property Licenses; Limitations
Schedule 4.13(g) - Owned Software
Schedule 4.13(h) - Infringement Actions by Company
Schedule 4.14(a) - Material Contracts
Schedule 4.15(a) - Employee Benefit Plans*
Schedule 4.15(b)(i) - Pension Plans
Schedule 4.15(b)(ii) - Multiemployer Plans
Schedule 4.16(b) - Labor Organizations
Schedule 4.16(d) - Employee Actions
Schedule 4.17 - Litigation
Schedule 4.18 - Permits

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Schedule 4.19(a) - Environmental Compliance
Schedule 4.19(b) - Environmental Permits
Schedule 4.19(c) - Environmental Claims
Schedule 4.19(d) - Material Environmental Liabilities
Schedule 4.19(e) - Releases of Hazardous Materials
Schedule 4.19(f)(i) - Listed Leased Property
Schedule 4.19(f)(ii) - Disposal of Hazardous Materials
Schedule 4.19(g) - Environmental Consents
Schedule 4.19(h) - Environmental Presences
Schedule 4.20 - Insurance Policies and Fidelity Bonds
Schedule 4.23 - Related-Party Transactions
Schedule 4.24 - Banks; Powers of Attorney
Schedule 4.26 - Financial Advisors
Schedule 4.29(a) - Educational Approvals
Schedule 4.29(a)(1) - Threatened or Pending Investigations, Audits, Reviews, Site Visits or Surveys
Schedule 4.29(b) - Program Integrity Rules
Schedule 4.29(d) - Locations of Educational Institutions
Schedule 4.29(k) - Letter of Credit
Schedule 4.29(m) - Cohort Default Rates
Schedule 4.29(x) - Complaints
Schedule 4.29(y) - Bonds
Schedule 5.3 - Conflicts – Purchaser
Schedule 6.2 - Conduct of the Business Pending Closing
Schedule 6.3 - Certain Consents
Schedule 6.11 - Surviving Related-Party Transactions
Schedule 7.1(e) - Directors Resignation and Release of Claims
Schedule 7.1(f) - Employment Agreements
Schedule 7.1(l) - Required Consents
Schedule 8.2 - Certain Matters

*These schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished to the Commission upon request.

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K PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of August 28, 2013 (the “Agreement”), by and among American Public Education, Inc., a Delaware corporation (“Purchaser”), National Education Seminars, Inc., an Ohio corporation (the “Company”), the stockholders of the Company listed on the signature pages hereof under the heading “Selling Stockholders” (collectively, the “Selling Stockholders”), with respect to Sections 6.10, 6.11(b), 6.11(c) and 10.4 – 10.12 only, John G. Hondros and Linda Anderson Schwan Hondros (collectively, the “Founders”), and John G. Hondros (in his capacity as agent and attorney-in-fact of each Selling Stockholder as set forth in Section 10.2, the “Stockholder Representative”).

W I T N E S S E T H:

WHEREAS, the Selling Stockholders own an aggregate of 400 shares of the common stock, no par value per share (the “Shares”), of the Company, which constitute all of the issued and outstanding shares of capital stock of the Company;

WHEREAS, the Selling Stockholders desire to sell to Purchaser, and Purchaser desires to purchase from the Selling Stockholders, the Shares for the purchase price and upon the terms and conditions hereinafter set forth; and

WHEREAS, certain terms used in this Agreement are defined in Section 1.1.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Certain Definitions.  For purposes of this Agreement, the following terms, whether used in the singular or plural, shall have the meanings specified in this Section 1.1:

“ACICS” means Accrediting Council for Independent Colleges and Schools.

“Accreditation” means the status of public recognition or listing granted by an Accrediting Body to a postsecondary educational institution or educational program provided by such an institution, reflecting the Accrediting Body’s determination that the institution or the educational program meets the requirements of the Accrediting Body in all material respects.

“Accrediting Body” means any entity or organization, whether governmental or government-charted, private or quasi-private, including institutional and specialized accrediting agencies, which engages in the granting or withholding of Accreditation of postsecondary educational institutions or of educational programs provided by such institutions in accordance with standards and requirements relating to the performance, operations, financial condition or academic standards of such institutions or programs, including ACICS and the Commission on Collegiate Nursing Education.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract, as trustee or otherwise; provided, however, that with respect to Purchaser, “Affiliate” means any other Person that Purchaser, directly or indirectly through one or more intermediaries, controls. For the avoidance of doubt, each Founder and each of Hondros Management Services, LLC, Hondros College, Inc., Hondros Learning, LLC, National Background Check, Inc., Northeast Conference Ltd., Sunlawn LLC, Hondros Dayton LLC, Hondros West Chester LLC and Hondros Farms, LLC is an Affiliate of each Selling Stockholder.

“Business Day” means any day of the year other than any Saturday or Sunday on which national banking institutions in Charles Town, West Virginia and Columbus, Ohio are open to the public for conducting business and are not required or authorized to close.

“Cash” means the amount of cash, cash equivalents and bank deposits as reflected in account statements, and certificates of deposit less escrowed amounts or other restricted cash balances and less the amounts of any unpaid checks, drafts and wire transfers issued on or prior to the date of determination, calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements.

“CERCLIS” means the Comprehensive Environmental Response, Compensation, and Liability Information System.

“Code” means the Internal Revenue Code of 1986, as amended.

“Cohort Default Rate” has the meaning provided in 34 C.F.R. Part 668, Subparts M and N, as applicable, and any successor provision.

“Company Transaction Expenses” means, except to the extent expressly set forth in this Agreement to be the responsibility of Purchaser, the aggregate amount of all out-of-pocket fees and expenses, incurred by or on behalf of, or paid or to be paid by, the Company in connection with the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby, including (i) subject to the provisions of Section 10.1 with respect to filing fees, any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Body or third parties on behalf of the Company; (ii) any fees or expenses associated with obtaining the release and termination of any Liens; (iii) all brokers’ or finders’ fees; (iv) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts (other than at the direction of Purchaser after the Closing), (v) all sale, “stay-around,” retention, or similar bonuses or payments to current or former directors, officers, employees and consultants paid as a result of or in connection with the transactions contemplated hereby (other than at the direction of Purchaser after the Closing), and (vi) the cost of any “tail” insurance policies purchased by the Company for any stockholder, director, officer, employee or agent of the Company (acting in their capacities as such) in connection with Liabilities arising at or prior to the Closing, as contemplated by Section 6.16.

“Compliance Date” means July 1, 2009.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license or binding commitment, whether written or oral.

“Curricula” means proprietary written materials developed for or used in the School’s educational programs, whether or not protected by registered copyrights.

“Data Room” means all documents and materials posted to, and not removed from, the “Project Hondros College III” exchange on the Intralinks website as of the date hereof.

“Debt Pay-off Amount” means the aggregate outstanding amount of the Specified Indebtedness as of the close of business on the day immediately preceding the Closing Date (which amount shall represent the amount necessary to pay in full and discharge the Specified Indebtedness).

“ED” means the U.S. Department of Education and any successor agency administering Financial Assistance programs under Title IV.

“Education Agency” means any Person, entity or organization, whether governmental, governmental chartered, tribal, private, or quasi-private, that engages in granting or withholding Educational Approvals for or otherwise regulates postsecondary institutions, educational programs offered by such institutions, their agents, or their employees in accordance with standards relating to the performance, operation, financial condition, or academic standards of such institutions and programs, or the provision of Financial Assistance by and to such institutions or their students, including ED; State Education Agencies; Accrediting Bodies; the U.S. Department of Veterans Affairs; and the U.S. Department of Defense.

“Educational Approval” means any license, permit, authorization, certification, agreement, accreditation, or similar approval issued or required to be issued by an Education Agency, and any such approvals (a) for the School to operate and offer its educational programs in all jurisdictions in which it operates, including, as applicable, all jurisdictions where it offers educational programs online or through other distance education delivery methods, (b) for the School to participate in any Financial Assistance program, or (c) for graduates of the School to be eligible to seek to obtain certification or state licensure, or to take any examinations to seek to obtain such certification or licensure for any program for which the School has represented to students or prospective students that such program will enable students to seek to obtain such certification or licensure.

“Educational Law” means any federal, state, municipal, foreign or other law, regulation, order, Accrediting Body standard or other requirement applicable thereto, including the provisions of Title IV of the HEA and regulations implementing or related to Title IV of the HEA and any regulations issued or administered by, or related to, any Education Agency.

“Environmental Law” means any Law (including the Comprehensive Environmental Response, Compensation, and Liability Act, as amended), relating to the Remediation, generation, production, installation, use, storage, treatment, transportation, Release, threatened Release, or disposal of Hazardous Materials, or the protection of human health, safety, or welfare, natural resources, or the environment.

“Environmental Permit” means any Permit required under any Environmental Law.

“ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Fifth Third Bank, as agent to Purchaser and the Selling Stockholders.

“Escrow Agreement” means the agreement that will be executed at the Closing by and among Purchaser, the Stockholder Representative and the Escrow Agent, substantially in the form of Exhibit B hereto.

“Estimated Expenses Pay-off Amount” means the Company’s good faith estimate of the Company Transaction Expenses unpaid as of the Closing (which amount shall represent the amount necessary to pay in full and discharge all such estimated Company Transaction Expenses).

“Federal Direct Loan Program” means the loan programs authorized by Title IV, Part D of the HEA and any successor provision.

“Federal Family Education Loan Program” means the loan programs (formerly called the Guaranteed Student Loan (GSL) programs) authorized by Title IV, Part B of the HEA and any successor provision.

“Federal Perkins Loan Program” means the student loan program authorized by Title IV-E of the HEA after October 16, 1986 and any successor provision.  Unless otherwise noted, the Federal Perkins Loan Program includes the National Direct Student Loan Program and the National Defense Student Loan Program.

“Financial Assistance” means any Title IV Program pursuant to which Title IV Program funding has been provided to, or on behalf of, the School’s students on or after the Compliance Date; and any other government-sponsored or private student financial assistance program that has provided student financial assistance, tuition assistance, grants or loans to, or on behalf of, the School’s students, including but not limited to federal veterans education benefits programs, the Ohio College Opportunity Grant program, the Workforce Investment Act, and the Trade Adjustment Assistance Program.

“Financial Responsibility Composite Score” means the composite score as calculated by ED in accordance with 34 C.F.R. Sections 668.171(b)(1) and Section 668.172 and appendices A and B to Subpart L of 34 C.F.R. of Section 668 and any successor provision.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof.

“Governmental Body” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of United States federal, state or local government or foreign, international, multinational or other government, including any court, department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof, but expressly excludes any Education Agency.

“Hazardous Materials” means any wastes, substances, radiation, or materials (whether solids, liquids or gases):  (i) which are hazardous, toxic, infectious, explosive, flammable, corrosive, radioactive, carcinogenic, or mutagenic; (ii) which are or become defined as “pollutants,” “contaminants,” “hazardous materials,” “hazardous wastes,” “hazardous substances,” “chemical substances,” “radioactive materials,” “solid wastes,” or other similar designations in, or otherwise subject to regulation under, any Environmental Laws; (iii) which contain, without limitation, polychlorinated biphenyls, mold, methyl-tertiary butyl ether (MTBE), asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including crude oil or any fraction thereof); or (iv) which pose a hazard to human health, safety, or welfare, natural resources, employees, or the environment.

“HEA” means the Higher Education Act of 1965, as amended, 20 U.S.C. § 1070 et seq., and any amendments or successor statutes thereto, and any implementing regulations.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business (other than the current liability portion of any indebtedness for borrowed money)); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends, prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Exception, on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnity Escrow Account” means the escrow account, set up pursuant to the Escrow Agreement, where the Indemnity Escrow Amount is held for disbursement by the Escrow Agent.

“Indemnity Escrow Amount” means $6,900,000, as reduced from time to time in accordance with this Agreement and the Escrow Agreement.

“Intellectual Property” means any intellectual property or other similar proprietary rights (including with respect to Technology) in any jurisdiction worldwide, whether owned or held for use under license, whether registered or unregistered, including such rights in and to: (i) issued patents and pending patent applications, utility models, certificates of invention, certificates of registration and like rights; (ii) inventions, invention disclosures, discoveries, and improvements, whether or not patentable; (iii) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefore, and all renewals, extensions, restorations and reversions thereof; (iv) trade secrets, processes, techniques, know-how, and confidential and proprietary information (including customer and other personal information) and rights to limit the use or disclosure thereof by any Person; (v) Software; (vi) Curricula; (vii) domain names; and (viii) trademarks, trade dress, service marks, certification marks, logos, slogans, trade names, brand names, corporate names, assumed names, business names and all other indicia of origin, including the goodwill of the business symbolized thereby.

“Inter-company Accounts” means payables, receivables, Indebtedness, obligations or non-trade accounts (including all principal, interest, fees, premiums and other amounts) between the Company on the one hand, and a Selling Stockholder or an Affiliate of a Selling Stockholder (other than the Company), on the other hand.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to the Company, the actual knowledge after due inquiry of John G. Hondros, Linda Anderson Schwan Hondros, Tammy Fancelli and Carol Thomas, and with respect to the Selling Stockholders, the actual knowledge after due inquiry of the trustees of such Selling Stockholder.

“Laws” means all United States and non-U.S. federal, state and local laws, statutes, rules, regulations, treaties, conventions, rules and principles of common law, ordinances and codes, now or hereafter in effect, including any judicial and administrative interpretations thereof, and all Orders, but, in each case, excluding any Educational Law.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, mediation, investigation, inquiry, proceedings or claims (including counterclaims) by or before a Governmental Body.

“Liability” means any debt, loss, damage, adverse claim, fine, sanction, penalty, liability, responsibility or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto including all reasonable fees, disbursements and expenses of legal counsel, experts, engineers and consultants.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, lease, easement or other encumbrance.

“Made Available” means the respective materials that were posted to, and not removed from, the Data Room, as of the date hereof.

“Material Adverse Effect” means a material adverse effect on (i) the business, assets, properties, results of operations or condition (financial or otherwise) of the Company; or (ii) the ability of the Selling Stockholders to consummate the transactions contemplated by this Agreement or perform their obligations under this Agreement or the Selling Stockholder Documents, in each case, except that any such effect to the extent arising out of, resulting from or attributable to any of the following, directly or indirectly, individually or in the aggregate, shall not be considered when determining whether a Material Adverse Effect has occurred: (a) changes in the condition of the economy of the United States generally, including changes in the United States or foreign credit, debt, capital or financial markets (including changes in interest or exchange rates) or the economy of any town, city, region or country in which the Company conducts business, (b) changes in the post-secondary education industry generally, (c) the execution and delivery of this Agreement, the announcement of this Agreement and the transactions contemplated hereby, the consummation of the transactions contemplated hereby, the compliance with the terms of this Agreement, the Selling Stockholder Documents, the Company Documents or the Purchaser Documents, or the taking of any action required hereby or thereby or consented to by Purchaser, (d) earthquakes, hurricanes, tornadoes, natural disasters or global or national political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway, (e) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions, (f) any breach by Buyer of its obligations under this Agreement or (g) changes in Law, Educational Law, regulations or GAAP or the interpretation thereof, except, with respect to clauses (a), (b), (d) and (g), to the extent that any such effect has a disproportionate impact on the Company relative to other similarly-situated businesses in the post-secondary education industry.

“Order” means any written order, resolution, determination, injunction, judgment, doctrine, decree, ruling, writ, assessment, directive, common law ruling or award of a Governmental Body or arbitrator.

“Ordinary Course of Business” means the ordinary course of the business of the Company through the date hereof consistent with past practice.

“Perkins Cohort Default Rate” has the meaning ascribed to such term in 34 C.F.R. Part 674, as applicable, and any successor provision.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances that do not materially interfere with the present use and operation of the Leased Property or assets of the Company; (ii) liens for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve has been established therefor in the Financial Statements in accordance with GAAP; (iii) mechanics’, carriers’, workers’, and repairers’ Liens arising or incurred in the Ordinary Course of Business that are not material to the business, operations and financial condition of the property or asset so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body, provided that such regulations have not been violated; (v) in the case of any leased asset (including any Leased Property), (A) the rights of any lessor under the applicable Contract or any Lien granted by any lessor or any Lien that the applicable Contract is subject to, (B) any statutory Lien for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been created in accordance with GAAP, and (C) the rights of the grantor of any easement or any Lien granted by such grantor on such easement property, in each case that does not materially interfere with the present use and operation of the Leased Property; (vi) Liens created by or through Purchaser or any of its Affiliates; and (vii) Liens that will be released prior to or in connection with the Closing, including security interests securing the Specified Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personally Identifiable Information” means all information required by applicable Law to be kept private that, alone or in combination with other information held by or otherwise available to the Company, can be used to specifically identify an individual.

“Pre-Acquisition Review Application” means the application to be filed with ED prior to the Closing Date seeking ED’s advance review of the School’s eligibility to participate in the Title IV Programs under the ownership of Purchaser.

“Pre-Acquisition Review Response” means a written notice from ED following ED’s review of a Pre-Acquisition Review Application regarding the transactions contemplated herein.

“Pre-Closing Educational Notices and Consents” means all notices to, and all consents from, Educational Agencies relating to the transactions contemplated by this Agreement, described in Annex II which (i) pursuant to applicable Educational Laws, must be effectuated before Closing or (ii) confirm in writing that the transactions contemplated by this Agreement do not constitute a change of ownership or control or other substantive change requiring consent of such Educational Agencies.

“Private Educational Loan” means any loan provided by a lender that is not made, insured or guaranteed under Title IV and is issued expressly for postsecondary educational expenses.

“Program Integrity Regulations” means those ED regulations that went into effect on July 1, 2011 or July 1, 2012, as published in final form in the Federal Register on October 29, 2010, including (a) the regulations at 34 C.F.R. §§ 600.2 and 668.8 (and the other sections incorporated therein by reference, as applicable) relating to the definition of a credit hour, clock-to-credit hour conversions and clock hour programs, (b) the regulations at 34 C.F.R. § 600.9 (and such regulations cross-referenced therein) regarding state authorization, (c) the regulations at 34 C.F.R. Part 668, Subpart F regarding misrepresentation, and (d) the regulations at 34 C.F.R. § 668.14 regarding incentive compensation.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the indoor and outdoor air, soil, improvements, buildings, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, abatement, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual Release of Hazardous Materials.

“Sample Working Capital Calculation” means the sample balance sheet of the Company and the notes thereto, if any, and the sample Working Capital calculation derived therefrom, a copy of each of which is attached hereto as Annex I, which shall designate which items shall be included in the calculation of Working Capital.

“School” means the institution of higher education that has been issued Office of Postsecondary Education Identification Number 040743 by ED, including its main campus and any other campus, branch, learning center, satellite location, or other facility thereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any and all computer programs, whether in source code or object code; databases and compilations, whether machine readable or otherwise; descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and all documentation including user manuals and other training documentation related to any of the foregoing.

“Specified Indebtedness” means Indebtedness of the Company under (i) the Company’s Term Note effective March 28, 2011 in favor of Fifth Third Bank and (ii) the Company’s Revolving Note effective December 12, 2012 in favor of Fifth Third Bank.

“State Education Agency” means any state educational licensing body that (a) provides a license, authorization or exemption necessary for the School to provide or offer postsecondary education in that state, whether at a physical location, online or through other distance education delivery methods, or for the School to conduct operations in that state, including the Ohio State Board of Career Colleges and Schools; the Ohio Board of Regents; the Ohio Board of Nursing; the Indiana Board for Proprietary Education; the Kentucky Council on Postsecondary Education; and the Nevada Commission on Postsecondary Education, or (b) administers any Financial Assistance program at the state level, including the Ohio State Approving Agency.

“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by the Company or (ii) the Company is entitled, directly or indirectly, to appoint a majority of the board of directors, board of managers or comparable body of such Person.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, fees, assessments and similar charges of any kind whatsoever; (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or of any analogous or similar provision under Law) or otherwise.

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company or any of its Affiliates.

“Technology” means, collectively, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, results of research and development, Software, tools, data, inventions, apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and any other embodiments of the above, in any form whether or not specifically listed herein, and all related technology, that are used, incorporated or embodied in or displayed by any of the foregoing or used in the design, development, reproduction, sale, marketing, maintenance or modification of any of the foregoing.

“Transition Services Agreement” means the agreement that will be executed at the Closing by and among Purchaser and certain Affiliates of the Selling Stockholders, substantially in the form of Exhibit C hereto.

“Title IV” means Chapter 28, Subchapter IV of the HEA, and any amendments or successor statutes thereto.

“Title IV Letter of Credit” means a letter of credit required by ED to enable a School to satisfy ED’s requirements of financial responsibility necessary for its continued participation in the Title IV Programs (including a late refund letter of credit under 34 C.F.R. § 668.173(d)) or to otherwise remain in compliance with applicable Title IV Program requirements.

“Title IV Programs” means the programs of federal student Financial Assistance authorized pursuant to Title IV of the HEA.

“TPPPA” means a Temporary Provisional Program Participation Agreement issued to a School by ED.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Working Capital” means the Company’s (a) current assets, which shall consist of the line items set forth as “current assets” in the Sample Working Capital Calculation, and shall include Cash, minus (b) the current liabilities, which shall consist of the line items set forth as “current liabilities” in the Sample Working Capital Calculation, in each case determined in accordance with GAAP and the accounting principles and policies utilized in the Sample Working Capital Calculation; provided, that in the event of any inconsistencies between GAAP and the principles, policies, practices and methods in the Sample Working Capital Calculation, those in the Sample Working Capital Calculation will be given precedence over GAAP.

1.2    Terms Defined Elsewhere in this Agreement.  For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

Acquisition Transaction	6.6(a)
Agreement	Preamble
Arbiter	2.4(b)(iii)
Authorized Action	10.2(c)
Balance Sheet	4.7(a)
Balance Sheet Date	4.7(a)
Basket	8.4(a)
Business Intellectual Property	4.13(a)
Closing	2.5
Closing Balance Sheet	2.4(b)(ii)
Closing Date	2.5
Closing Statement	2.4(a)(i)
Closing Working Capital	2.4(b)(i)
Closing Working Capital Statement	2.4(b)(ii)
COBRA	4.15(h)
Common Stock	4.4(a)
Company	Preamble
Company Documents	4.2
Company Permits	4.18(b)
Company Released Claims	6.11(c)
Company Releasees	6.11(b)

Term	Sect ion

Company Releasors	6.11(c)
Confidential Information	6.7(d)
Confidentiality Agreement	6.1
Continuing Employee	6.15(b)
Employee Plans	4.15(a)
Employees	4.15(a)
ERISA Affiliate	4.15(b)
Estimated Closing Balance Sheet	2.4(a)(i)
Estimated Closing Working Capital	2.4(a)(i)
Expenses Pay-off Amount	2.4(b)(i)
Financial Statements	4.7(a)
FIRPTA Affidavit	7.1(m)(iv)
Founders	Preamble
Hondros Learning Contract	6.11(a)
Leased Property	4.11(a)
Losses	8.2(a)
Material Contracts	4.14(a)
Multiemployer Plans	4.15(b)
New Plan Sponsor	6.15(a)
PBGC	4.15(h)
Personal Property Leases	4.12(b)
Purchase Price	2.2
Purchaser	Preamble
Purchaser Documents	5.2
Purchaser Indemnified Parties	8.2(a)
Real Property Lease	4.11(a)
Real Property Laws	4.11(h)
Registered Intellectual Property	4.13(a)
Related Persons	4.22
Representatives	6.6(a)
Section 338(h)(10) Election	8.6(j)(i)
Seller Released Claims	6.11(b)
Seller Releasees	6.11(c)
Seller Releasors	6.11(b)
Selling Stockholders	Preamble
Selling Stockholder Documents	3.1
Selling Stockholder Indemnified Parties	8.2(b)
Stockholder Representative	Preamble
Straddle Period	8.6(c)
Shares	Recitals
Survival Period	8.1
Target Working Capital	2.4(a)(ii)
Tax Proceeding	8.6(d)(i)
Termination Date	9.1(a)
Third Party Claim	8.3(b)
Unresolved Claims	8.5

1.3    Other Definitional and Interpretive Matters.

(a)           Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars.  Any reference in this Agreement to $ shall mean U.S. dollars.

Exhibits/Schedules/Annexes.  The Exhibits, Schedules and Annexes to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  All Exhibits, Schedules and Annexes hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule, Exhibit or Annex but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

SALE AND PURCHASE OF SHARES, PURCHASE PRICE; CLOSING

2.1    Sale and Purchase of Shares.  Upon the terms and subject to the conditions contained herein, on the Closing Date, each Selling Stockholder agrees to sell to Purchaser, free and clear of any and all Liens and/or restrictions on transfer, other than as set forth in the Securities Act or any applicable state securities law, and Purchaser agrees to purchase from each Selling Stockholder, the Shares owned by such Selling Stockholder set forth opposite such Selling Stockholder’s name on Exhibit A hereto.

2.2    Purchase Price.  The aggregate purchase price to be paid by Purchaser for the Shares shall be an amount in cash equal to $46,000,000, subject to adjustment as provided in Section 2.4 (the “Purchase Price”).

2.3    Payment of Purchase Price.

(a)           On the Closing Date, Purchaser shall pay (i) the Purchase Price less the Debt Pay-off Amount, the Estimated Expenses Pay-off Amount and the Indemnity Escrow Amount, to the Selling Stockholders, which shall be paid to the Selling Stockholders by wire transfer of immediately available funds into accounts designated in writing by the Stockholder Representative not less than three Business Days prior to the Closing Date and allocated among the Selling Stockholders in accordance with their ownership of the Shares as set forth on Exhibit A; (ii) the Debt Pay-off Amount, by wire transfer of immediately available funds, in the amount(s) and to such account(s) as set forth in the Closing Statement; and (iii) the Estimated Expenses Pay-off Amount, by wire transfer of immediately available funds, in the amount(s) and to such account(s) as set forth in the Closing Statement.

(b)           On the Closing Date, Purchaser shall pay the Indemnity Escrow Amount to the Escrow Agent in cash payable by wire transfer of immediately available funds for deposit into the Indemnity Escrow Account, respectively, in accordance with the terms of this Agreement and the Escrow Agreement.

2.4 Purchase Price Adjustment.

(a)           Closing Date Purchase Price Adjustment.

(i)           Not later than three Business Days prior to the Closing Date, the Company shall provide Purchaser with an estimated balance sheet of the Company as of the open of business on the Closing Date (the “Estimated Closing Balance Sheet”) and a written statement (the “Closing Statement”) of (i) the estimated Closing Working Capital (as defined in Section 2.4(b)(i) below), derived from the Estimated Closing Balance Sheet (“Estimated Closing Working Capital”), (ii) the Debt Pay-off Amount together with a listing of the payees, their individual accounts and amounts due to each in respect thereof and (iii) the Estimated Expenses Pay-off Amount together with a listing of the payees, their individual accounts and amounts due to each in respect thereof.

(ii)           If Estimated Closing Working Capital is less than Target Working Capital, then the Purchase Price payable at Closing will be decreased by the positive difference between Estimated Closing Working Capital and Target Working Capital.  If Estimated Closing Working Capital is greater than Target Working Capital, then the Purchase Price payable at Closing will be increased by the positive difference between Estimated Closing Working Capital and Target Working Capital.  “Target Working Capital” shall be $0.

(b)           Post-Closing Date Purchase Price Adjustment.

           (i)           Following the Closing, the Purchase Price shall be adjusted as provided herein to reflect the difference between Closing Working Capital and Estimated Closing Working Capital, and the difference between (A) the Estimated Expenses Pay-off Amount and (B) the amount of Company Transaction Expenses unpaid as of the Closing, whether or not invoiced prior to the Closing Date (which amount shall represent the amount necessary to pay in full and discharge all such Company Transaction Expenses) (the “Expenses Pay-off Amount”).  “Closing Working Capital” means the amount of the Working Capital as of the open of business on the Closing Date, but without giving effect to the transactions contemplated hereby.

           (ii)           Within 60 days following the Closing Date, Purchaser shall deliver to the Stockholder Representative a balance sheet of the Company  as of the open of business on the Closing Date (the “Closing Balance Sheet”) and a written statement of Closing Working Capital derived from the Closing Balance Sheet (the “Closing Working Capital Statement”).  The Estimated Closing Balance Sheet, Estimated Closing Working Capital, Closing Balance Sheet and Closing Working Capital Statement shall be prepared and the amounts stated therein determined in a manner consistent with GAAP and the accounting principles and policies utilized in the Sample Working Capital Calculation; provided, that in the event of any inconsistencies between GAAP and the principles, policies, practices and methods in the Sample Working Capital Calculation, those in the Sample Working Capital Calculation will be given precedence over GAAP.

           (iii)           Acceptance of Statements; Dispute Procedures.  The Closing Balance Sheet and the Closing Working Capital Statement (and the computation of Closing Working Capital indicated thereon) delivered by Purchaser to the Stockholder Representative shall be conclusive and binding upon the parties unless the Stockholder Representative, within 30 days after delivery to the Stockholder Representative of the Closing Balance Sheet and the Closing Working Capital Statement, notifies Purchaser in writing that the Stockholder Representative disputes any of the amounts set forth therein, specifying the nature of the dispute and the basis therefor.  The parties shall in good faith attempt to resolve any dispute and, if the parties so resolve all disputes, the Closing Balance Sheet and the Closing Working Capital Statement (and the computation of Closing Working Capital indicated thereon), as amended to the extent necessary to reflect the resolution of any dispute, shall be conclusive and binding on the parties.  If the parties do not reach agreement in resolving any dispute within 20 days after notice is given by the Stockholder Representative to Purchaser pursuant to the second preceding sentence, the parties shall submit the dispute to BDO USA, LLP or, if such firm is unwilling or unable to serve, another nationally recognized accounting firm that is registered with the Public Company Accounting Oversight Board and is mutually agreed upon by the Stockholder Representative and Purchaser (the “Arbiter”) for resolution.  If the parties cannot agree on the selection of an Arbiter, the parties shall request the American Arbitration Association to appoint such an accounting firm, and such appointment shall be conclusive and binding on the parties.  The parties shall request that promptly, but no later than 60 days after acceptance of his or her appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Purchaser and the Stockholder Representative, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of such disputed issues and the resulting computation of the Closing Working Capital which shall be conclusive and binding on the parties.  In resolving any disputed item, the Arbiter (A) shall be bound by the provisions of this Section 2.4 and (B) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party.  The fees and disbursements of the Arbiter shall be paid one-half by the Stockholder Representative (on behalf of the Selling Stockholders), on the one hand, and one-half by the Company, on the other hand.

           (iv)           Payment.  Upon final determination of Closing Working Capital as provided in Section 2.4(b)(iii) above, (A) if Closing Working Capital is greater than Estimated Closing Working Capital, the Purchase Price shall be increased by the excess of Closing Working Capital over Estimated Closing Working Capital, (B) if Closing Working Capital is less than Estimated Closing Working Capital, the Purchase Price shall be decreased by the excess of Estimated Closing Working Capital over Closing Working Capital, and (C) if the Estimated Expenses Pay-off Amount is less than the Expenses Pay-off Amount, the Purchase Price shall be decreased by the excess of the Expenses Pay-off Amount over the Estimated Expenses Pay-off Amount.  If the net effect of the adjustments set forth in this Section 2.4(b)(iv) is an increase in the Purchase Price, Purchaser shall promptly, but no later than five business days after such final determination, pay the amount of such difference, to be distributed to the Selling Stockholders in accordance with their ownership of the Shares as set forth on Exhibit A; and if the net effect of the adjustments set forth in this Section 2.4(b)(iv) is a decrease in the Purchase Price, in accordance with, and subject to, Section 2.4(b)(v), the Selling Stockholders shall promptly pay to the Purchaser the amount of such difference within five business days after such final determination.

           (v)           Recoupment by Purchaser.  Any payment to be made to Purchaser pursuant to Section 2.4(b)(iv) will be paid directly by the Selling Stockholders; provided, that the Selling Stockholders shall maintain an aggregate of $150,000 of the amounts received by the Selling Stockholders pursuant to Section 2.3(a) in readily available funds and shall not pay or distribute such funds to any Person, until such time as all payments required to be made pursuant to Section 2.4(b)(iv) have been made (unless used to make such payments).  Notwithstanding the foregoing and the provisions of Section 10.12, Purchaser may elect in its sole discretion to recoup any payment due to Purchaser pursuant to Section 2.4(b)(iv) that remains unpaid, from the Indemnity Escrow Account in accordance with the terms of the Escrow Agreement.

2.5    Closing Date.  The consummation of the sale and purchase of the Shares provided for in Section 2.1 hereof (the “Closing”) shall take place at the offices of Hogan Lovells US LLP located at 100 International Drive, Suite 2000, Baltimore, MD 21202 (or at such other place as the parties may designate in writing) at 9:00 a.m. (Baltimore time) on the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time) (the “Closing Date”), unless another time, date or place is agreed to in writing by the parties hereto.

2.6    Withholding Tax.  Purchaser and the Company shall be entitled to deduct and withhold from the Purchase Price all Taxes that Purchaser and the Company are required to deduct and withhold under any provision of Tax Law.  All such withheld amounts shall be treated as delivered to the applicable Selling Stockholders hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLING STOCKHOLDERS

Each Selling Stockholder, severally and not jointly, hereby represents and warrants to Purchaser that:

3.1    Authorization of Agreement.  Such Selling Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Selling Stockholder in connection with the consummation of the transactions contemplated by this Agreement (the “Selling Stockholder Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and each of the Selling Stockholder Documents, and the consummation of the transactions contemplated hereby and thereby, has been duly authorized and approved by all required action on the part of such Selling Stockholder.  If such Selling Stockholder is a trust, such Selling Stockholder is validly created, validly existing and in good standing under the laws of its jurisdiction of formation.  This Agreement has been, and each of the Selling Stockholder Documents will be at or prior to the Closing, duly and validly executed and delivered by such Selling Stockholder and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Selling Stockholder Documents when so executed and delivered will constitute, legal, valid and binding obligations of such Selling Stockholder, enforceable against such Selling Stockholder in accordance with its terms, subject to the effect of any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent conveyance, preferential transfer or similar Laws relating to or affecting the rights of creditors generally and subject to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding at Law or in equity), other than equitable principles that would not apply if such Selling Stockholder were not a trust.

3.2    Conflicts; Consents of Third Parties.

(a)           None of the execution and delivery by such Selling Stockholder of this Agreement or the Selling Stockholder Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by such Selling Stockholder with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the trust agreement or comparable organizational documents of such Selling Stockholder; (ii) any Contract, or Permit to which any Selling Stockholder is a party or by which any of the properties or assets of such Selling Stockholder are bound; (iii) any Order of any Governmental Body applicable to such Selling Stockholder or by which any of the properties or assets of such Selling Stockholder are bound; or (iv) any applicable Law or Educational Law.

(b)           No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of such Selling Stockholder in connection with the execution and delivery of this Agreement, the Selling Stockholder Documents, the compliance by such Selling Stockholder with any of the provisions hereof, or the consummation of the transactions contemplated hereby.

3.3    Ownership and Transfer of Shares.  Such Selling Stockholder is the record and beneficial owner of the Shares indicated as being owned by such Selling Stockholder on Exhibit A, free and clear of any and all Liens and/or restrictions on transfer, other than as set forth in the Securities Act or any applicable state securities law.  Such Selling Stockholder has the power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such Shares, free and clear of any and all Liens and/or restrictions on transfer, other than as set forth in the Securities Act or any applicable state securities law. Such Selling Stockholder is not party to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of any of such Selling Stockholder’s Shares other than this Agreement. Such Selling Stockholder is not party to any voting trust, proxy or other agreement or understanding with respect to the voting of such Selling Stockholder’s Shares that will remain in effect after the consummation of the transactions contemplated hereby.

3.4    Litigation.  Except as set forth on Schedule 3.4, there is no Legal Proceeding pending or, to the Knowledge of such Selling Stockholder, threatened against such Selling Stockholder or to which such Selling Stockholder is otherwise a party relating to this Agreement, the Selling Stockholder Documents or the transactions contemplated hereby or thereby.  There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by or, to the Knowledge of such Selling Stockholder, threatened against such Selling Stockholder.

3.5    Financial Advisors.  Except as set forth on Schedule 3.5, (a) no Person has acted, directly or indirectly, as a broker, finder or financial advisor for such Selling Stockholder in connection with the transactions contemplated by this Agreement and (b) no Person is or will be entitled to any fee or commission or like payment in respect thereof.

3.6    FIRPTA.  Such Selling Stockholder is not a foreign person within the meaning of Section 1445 of the Code.

3.7    Knowledge.  To the Knowledge of such Selling Stockholder, the representations and warranties of the Company set forth in Article IV are true and correct.

3.8    Certificate.  When delivered, the statements made by such Selling Stockholder in the certificate required by Section 7.1(m)(v) (including statements that relate to the accuracy of representations and warranties as of the date hereof) will be true and correct.

3.9    No Other Representations or Warranties.  The representations and warranties of such Selling Stockholder set forth in this Article III and in Article IV and in the Selling Stockholder Documents are the only representations and warranties of any kind, nature or description, express or implied, of such Selling Stockholder or any of its Affiliates (except for the representations and warranties of the Company set forth in Article IV and the Company Documents) to Purchaser or any of its Affiliates with respect to such Selling Stockholder, the Company, the subject matter of this Agreement or the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

The Company hereby represents and warrants to Purchaser (and, to the extent expressly referenced in this Article IV, the Selling Stockholders jointly and severally hereby represent and warrant to Purchaser) that:

4.1    Organization and Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business.  The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

4.2    Authorization of Agreement.  The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the transactions contemplated by this Agreement (the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and each of the Company Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all required action on the part of the Company.  This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent conveyance, preferential transfer or similar Laws relating to or affecting the rights of creditors generally and subject to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding at Law or in equity).

4.3    Conflicts; Consents of Third Parties.

(a)           Except as set forth on Schedule 4.3(a), none of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation or breach of, conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of the Company to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of Company under, any provision of (i) the articles of incorporation and code of by-laws or comparable organizational documents of the Company; (ii) any material Contract, or Permit to which the Company is a party or by which any of the properties or assets of the Company are bound; (iii) any Order applicable to the Company or any of the properties or assets of the Company; or (iv) any applicable Law or Educational Law.

(b)           No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with (i) the execution and delivery of this Agreement or the Company Documents, respectively, the compliance by the Company with any of the provisions hereof and thereof, or the consummation of the transactions contemplated hereby or thereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Permit or material Contract of the Company, except for those set forth on Schedule 4.3(b).

(c) Except as set forth on Schedule 4.3(c), no approval, consent, exemption, authorization, permit, order or other action by, notice to, or registration, declaration, application or filing with, any Education Agency in respect of any Educational Law, and no lapse of waiting period under any Educational Law, is required to be made or obtained (i) prior to execution, delivery or performance by the Company or the Selling Stockholders, or enforcement against the Company or the Selling Stockholders, of this Agreement, or (ii) following and as a result of consummation of the transactions contemplated hereby, including in each case any Educational Approval necessary to maintain the School’s eligibility to receive Title IV Program funds after the Closing Date.

4.4    Capitalization.

(a)           The authorized capital stock of the Company consists of 500 shares of common stock, no par value per share (the “Common Stock”).  As of the date hereof, there are 400 shares of Common Stock issued and outstanding and 100 shares of Common Stock are held by the Company as treasury stock.  All of the issued and outstanding shares of Common Stock were duly authorized for issuance and are validly issued, fully paid and non-assessable and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights.  All of the outstanding shares of Common Stock are owned of record by the holders and in the respective amounts as are set forth on Exhibit A.

(b)           There is no existing option, warrant, call, right or Contract to which any Selling Stockholder or the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company.  Except as set forth in Schedule 4.4(b), there are no obligations, contingent or otherwise, of the Company to (i) repurchase, redeem or otherwise acquire any shares of Common Stock, or (ii) make any material investment in the equity securities of any Person.  Except as set forth on Schedule 4.4(b), there are no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.  There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which stockholders (or other equityholders) of the Company may vote by virtue of their status as stockholders (or other equityholders).  There are no voting trusts, irrevocable proxies or other Contracts or understandings to which the Company or any Selling Stockholder is a party or is bound with respect to the voting or consent of any shares of Common Stock that will remain in effect after the consummation of the transactions contemplated hereby.

4.5    Subsidiaries.  The Company does not own, directly or indirectly, any capital stock or equity securities of any Person.

4.6    Corporate Records.

(a)           The Company has Made Available to Purchaser true, correct and complete copies of the articles of incorporation (certified by the Secretary of State or other appropriate official of the applicable jurisdiction of organization) and code of by-laws or comparable organizational documents of the Company in each case as amended and in effect on the date hereof, including all amendments thereto.

(b)           The minute books of the Company previously Made Available to Purchaser contain true, correct and complete records of all meetings and accurately reflect all other corporate action of the stockholders and board of directors (including committees thereof) of the Company since January 1, 2010.  The minute books of the Company that will be in possession of the Company immediately following the Closing contain true, correct and complete records of all meetings and accurately reflect all other corporate action of the stockholders and board of directors (including committees thereof) of the Company.  The stock certificate books and stock transfer ledgers of the Company previously Made Available to Purchaser are true, correct and complete.  All stock transfer taxes levied, if any, or payable with respect to all transfers of shares of the Company prior to the date hereof have been paid and appropriate transfer tax stamps affixed.  The minute books, stock certificate books and stock transfer ledgers of the Company will be in the possession of the Company at the Closing.

4.7    Financial Statements.

(a)           The Company has delivered to Purchaser copies of (i) the combined audited balance sheets of the Company and its Affiliates specified therein as at December 31, 2010, 2011 and 2012 and the related combined audited statements of income and of cash flows of the Company and its Affiliates specified therein for the years ended December 31, 2010, 2011 and 2012 and (ii) the unaudited balance sheet of the Company as at the end of each month from January 2013 to June 2013 and the related unaudited statements of income and cash flows of the Company for the month ended for each such month (such audited and unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”).  Each of the Financial Statements has been prepared in accordance with GAAP consistently applied by the Company without modification of the accounting principles used in the preparation thereof throughout the periods presented and presents fairly in all material respects the financial position, results of operations and cash flows of the Company as at the dates and for the periods indicated therein (subject, in the case of unaudited financial statements, to normal year-end adjustments (that are immaterial in nature or effect) and the absence of footnotes).

The audited balance sheet of the Company as at December 31, 2012 is referred to herein as the “Balance Sheet” and December 31, 2012 is referred to herein as the “Balance Sheet Date.”

(b)           All books, records and accounts of the Company are accurate and complete in all material respects and are maintained in all material respects in accordance with commercially reasonable business practice and all applicable Laws.  The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that:  (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(c)           The Company has disclosed, based on its most recent evaluation, to the Company’s auditors and the board of directors of the Company (i) all significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) to the Knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

4.8    No Undisclosed Liabilities.  Except as set forth on Schedule 4.8, the Company has no Indebtedness or Liabilities that are material in amount or significance or that would be required to be disclosed on a balance sheet or the notes thereto prepared in accordance with GAAP, other than those (a) specifically reflected on and fully reserved against in the Balance Sheet, (b) which are included in the calculation of Working Capital, or (c) incurred in the Ordinary Course of Business since the Balance Sheet Date and which do not arise from breaches of any Contract or violations of Law.

4.9    Absence of Certain Developments.  Except as expressly contemplated by this Agreement or as set forth on Schedule 4.9, since the Balance Sheet Date (i) the Company has conducted its businesses only in the Ordinary Course of Business and (ii) there has not been any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or would reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, since the Balance Sheet Date:

(i)           there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Company having a replacement cost of more than $150,000 for any single loss or $500,000 for all such losses;

(ii)           there has not been any declaration, setting aside or payment of any non-cash dividend or other distribution in respect of any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of, or other ownership interest in, the Company;

(iii)           the Company has not awarded or paid any bonuses to employees of the Company with respect to the fiscal year ended December 31, 2012, except to the extent accrued on the Balance Sheet, or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of the Company’s directors, officers, employees, agents or representatives or except as required by Law, agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives;

(iv)           there has not been any change by the Company in accounting or Tax reporting principles, methods or policies;

(v)           the Company has not made or rescinded any election relating to Taxes or settled or compromised any claim relating to Taxes;

(vi)           the Company has not entered into any transaction or Contract other than in the Ordinary Course of Business;

(vii)           the Company has not failed to promptly pay and discharge any material current liabilities except where disputed in good faith by appropriate proceedings;

(viii)           the Company has not made any loans, advances or capital contributions to, or investments in, any Person or paid any fees or expenses to any Selling Stockholder or any director, officer, partner, stockholder or Affiliate of any Selling Stockholder;

(ix)           the Company has not (A) mortgaged, pledged or subjected to any Lien, other than Permitted Exceptions, any of its assets, or (B) acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of the Company, except, in the case of clause (B), for assets acquired, sold, assigned, transferred, conveyed, leased or otherwise disposed of in the Ordinary Course of Business;

(x)           the Company has not discharged or satisfied any Lien, or paid any Liability, except in the Ordinary Course of Business;

(xi)           the Company has not canceled or compromised any debt or claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the Ordinary Course of Business and which, in the aggregate, would not be material to the Company;

(xii)           the Company has not made or committed to make any capital expenditures in excess of $150,000 individually or $500,000 in the aggregate;

(xiii)           the Company has not issued, created, incurred, assumed, guaranteed, endorsed or otherwise become liable or responsible with respect to (whether directly, contingently, or otherwise) any Indebtedness (A) in an amount in excess of $150,000 in the aggregate or (B) not included in the calculation of Working Capital, in each case that will remain outstanding after the Closing, nor has the Company provided material funds to, made any material investment in (in the form of a loan, capital contribution or otherwise), or otherwise provided any guarantee with respect to the obligations of, any Person.

(xiv)           the Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property owned by the Company except in the Ordinary Course of Business;

(xv)           the Company has not instituted or settled any Legal Proceeding; and

(xvi)           none of the Selling Stockholders or the Company has agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 4.9.

4.10    Taxes.

(a)           (i) All Tax Returns required to be filed by or on behalf of the Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; and (ii) all Taxes payable by or on behalf of the Company have been fully and timely paid.

(b)           The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid under all applicable Laws.

(c)           Purchaser has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Company relating to the taxable periods since December 31, 2008 and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to the Company.

(d)           No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(e)           All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns of the Company have been fully paid, and there are no other audits or investigations by any Taxing Authority in progress, nor has any Selling Stockholder or the Company received any notice from any Taxing Authority that it intends to conduct such an audit or investigation.

(f)           Except as set forth on Schedule 4.10(f), neither the Company nor any other Person on its behalf has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any knowledge that any Taxing Authority has proposed any such adjustment, or has any application pending with any Taxing Authority requesting permission for any changes in accounting methods that relate to the Company , (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company, (iii) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (iv) granted any extension of time for the assessment or collection of Taxes, which Taxes have not since been paid, or (v) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(g)           The unpaid taxes of the Company (i) did not, as of the Balance Sheet Date, exceed the reserve for tax liability (rather than any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth on the face of its Financial Statements as of such date (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company in filing its tax returns.  Since the Balance Sheet Date, the Company has not incurred any liability for taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h)           The Company is not a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing (excluding this Agreement).

(i)           The Company is not subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(j)           There are no liens as a result of any unpaid Taxes upon any of the assets of the Company.

(k)           The Company has never been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes.

(l)           Except as set forth on Schedule 4.10(l), the Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(m)           The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(n)           The Company has been a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code (and analogous provisions of applicable state Tax law) at all times since 1998 and the Company will be an “S corporation” up to and including the day before the Closing Date.

(o)           The Company has no potential liability for any Tax under Section 1374 of the Code.  The Company has not, within the past ten years, (i) acquired assets from another corporation in a transaction in which the Company’s tax basis in the acquired asset was determined, in whole, or in part, by reference to the Tax basis of the acquired asset in the hands of the transferor or (ii) acquired the stock of any corporation.

(p)           The Company is not party to any contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Purchaser, the Company or any of their respective Affiliates by reason of Section 280G of the Code.

(q)           There is no taxable income of the Company that will be required under applicable Tax Law to be reported by Purchaser or any of its Affiliates, including the Company, for a taxable period beginning after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date.

4.11    Real Property.

(a)           The Company does not own any real property.  Schedule 4.11(a) sets forth a complete list of all real property and interests in real property leased by the Company (individually, a “Leased Property” and collectively, the “Leased Properties” as lessee, including a description of each real property lease pursuant to which the Company leases any real property or any interests in real property (including the name of the third party lessor or lessee and the date of the lease or sublease and all amendments thereto) (each a “Real Property Lease” and collectively, the “Real Property Leases”).  The Leased Properties constitute all interests in real property currently used, occupied or currently held for use in connection with the business of the Company and which are necessary for the continued operation of the business of the Company as the business is currently conducted.  The Company has Made Available to Purchaser true, correct and complete copies of the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.

(b)           All of the Leased Properties and buildings, fixtures and improvements therein are in good operating condition and without structural defects, and all mechanical and other systems located thereon are in good operating condition, and no condition exists requiring material repairs, alterations or corrections.  None of the improvements located on the Leased Properties constitute a non-conforming use or otherwise require any special dispensation, variance or special permit under any Laws.  With respect to the Leased Properties, neither the Company nor any of its Affiliates has granted any leases, rights of first refusal, options to purchase or rights of occupancy, except the Real Property Leases set forth on Schedule 4.11(a).  With respect to any Real Property Lease the landlord under which is not an Affiliate of the Company, the representations and warranties set forth in this Section 4.11(b) shall be deemed to have been made to the “Knowledge of the Company.”

(c)           The Company has a valid, binding and enforceable leasehold interest under each of the Real Property Leases under which it is a lessee, free and clear of all Liens other than Permitted Exceptions, and each of the Real Property Leases is in full force and effect and constitutes a valid and binding obligation of the Company and, to the Knowledge of the Company, of the other parties thereto, subject to the effect of any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent conveyance, preferential transfer or similar Laws relating to or affecting the rights of creditors generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding at Law or in equity).  The Company is not in default under any Real Property Lease, and no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default.  The Company has not received or given any notice (in the case of any Real Property Lease the landlord under which is not an Affiliate of the Company, in writing) of any default or event that with notice or lapse of time, or both, would constitute a default by the Company under any of the Real Property Leases and, to the Knowledge of the Company, no other party is in default thereof, and no party to any Real Property Lease has exercised any termination rights with respect thereto.  Except as set forth on Schedule 4.11(c), none of the Real Property Leases is subordinate to the Lien of any mortgage or similar Lien that encumbers the associated fee estate or, if subordinate, is the subject of a non-disturbance agreement in favor of the Company.

(d)           The Company has all certificates of occupancy and Permits of any Governmental Body necessary or useful for the current use and operation by the Company of each Leased Property, and the Company has fully complied with all material conditions of the Permits applicable to it.  No default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any such Permit.

(e)           To the Knowledge of the Company, there does not exist any actual, threatened or contemplated condemnation or eminent domain proceedings that affect any Leased Property or any part thereof, and the Company has not received any written notice of the intention of any Governmental Body or other Person to take or use all or any part thereof.

(f)           None of the Selling Stockholders or the Company has received any written notice from any insurance company that has issued a policy with respect to any Leased Property requiring performance of any structural or other repairs or alterations to such Leased Property.

(g)           Except as set forth in the Real Property Leases, the Company does not own or hold, is not obligated under and is not a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

(h)           To the Knowledge of the Company, (i) the Leased Property is in material compliance with all applicable building, zoning, subdivision, health and safety and other land use laws, including the Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Leased Property (collectively, the “Real Property Laws”), and (ii) the current use and occupancy of the Leased Property and operation of the business conducted thereon do not violate any Real Property Laws.  The Company has not received any written notice of violation of any Real Property Law in connection with any of the Leased Property and, to the Knowledge of the Company, there is no basis for the issuance of any such notice or the taking of any action for such violation.

4.12    Tangible Personal Property.

(a)           The Company has good and marketable title to, or a valid right to use, all of the items of tangible personal property used in, and material to, the business of the Company (except as sold or disposed of subsequent to the date hereof not in violation of this Agreement), free and clear of any and all Liens, other than the Permitted Exceptions.  All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of the Company are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

(b)           Schedule 4.12(b) sets forth all leases of personal property involving annual payments in excess of $50,000 relating to personal property used in the business of the Company or to which the Company is a party or by which the properties or assets of the Company is bound (“Personal Property Leases”).  All of the items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease.  The Company has Made Available to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(c)           The Company has a valid and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to the effect of any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent conveyance, preferential transfer or similar Laws relating to or affecting the rights of creditors generally and subject to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding at Law or in equity).  Each of the Personal Property Leases is in full force and effect and the Company has not received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company under any of the Personal Property Leases and, to the Knowledge of the Company, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

4.13    Technology and Intellectual Property.

(a)           Schedule 4.13(a) sets forth a complete and accurate list, as of the date of this Agreement, of all Intellectual Property owned by the Company that is or has been issued by, registered with, renewed by, or the subject of a pending application before, any Governmental Body (the “Registered Intellectual Property”), indicating, where applicable, for each such item, the registration or application number and the applicable filing jurisdiction and all material Intellectual Property, Software and other Technology owned by the Company or otherwise used in the conduct of the business and operations of the Company as presently conducted (the “Business Intellectual Property”) (not including any off-the-shelf Software generally available to consumers or Software scheduled pursuant to or expressly excluded from Schedule 4.13(e)).

(b)           The Company owns all right, title and interest in and to all Registered Intellectual Property required to be set forth on Schedule 4.13(a).  All such Registered Intellectual Property is valid, subsisting, and enforceable, and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof in connection therewith have been timely paid, and all necessary documents and certificates in connection therewith have been timely filed with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property in full force and effect in all material respects. Except as set forth in Schedule 4.13(b), there are, as of the date of this Agreement, no filings, payments or similar actions that must be taken by the Company within 120 days following the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing any Registered Intellectual Property.  Except as further set forth in Schedule 4.13(b), to the Knowledge of the Company, no claim or demand has been made by any third party that challenges the validity, enforceability, use, or exclusive ownership of any Intellectual Property or Technology owned by the Company.

(c)           The Company owns all right, title and interest in and to, or have valid and continuing rights to use, sell and license, all Business Intellectual Property, free and clear of all Liens (other than Permitted Exceptions or licenses of Intellectual Property set forth on Schedule 4.13(f)) or obligations to others.  The Business Intellectual Property that the Company owns is not, and, to the Knowledge of the Company with respect to the Business Intellectual Property that the Company does not own, is not, subject to any outstanding Order, Contract or Legal Proceeding adversely affecting or that would reasonable be expected to adversely affect the Company’s use thereof as presently used or rights to so use the Business Intellectual Property after the Closing.  The Company has taken commercially reasonable steps in accordance with normal industry practice to protect the Business Intellectual Property.

(d)           To the Knowledge of the Company, the business and operations of the Company and its Technology, its products and services and the design, development, manufacturing, reproduction, use, marketing, sale, distribution, maintenance and modification of any of the foregoing do not infringe, misappropriate or otherwise violate, and have not infringed, misappropriated or otherwise violated, the Intellectual Property rights of any third party.  Except as set forth in Schedule 4.13(d), since January 1, 2010, there have been no actions, suits, proceedings, hearings, investigations, notices or complaints pending or, to the Knowledge of the Company, threatened, by any third party alleging any infringement, misappropriation, violation, or unfair competition or trade practices by the Company of any Intellectual Property or Technology of any third party.  The Company has (i) complied, in all material respects, with all Internet domain name registration and other requirements of Internet domain administration authorities concerning all Internet domain names that are Business Intellectual Property, and (ii) operated all websites associated with such Internet domain names in accordance with all applicable Laws.  The Company is the owner of, or has sufficient rights to display or make available, all content, data, and other information displayed or made available, as applicable, on all websites controlled by the Company included in the Business Intellectual Property.

(e)           Except with respect to licenses of Software (i) generally available for an annual or one-time license fee of no more than $20,000 in the aggregate, (ii) distributed as “freeware” or (iii) distributed via Internet access without charge and for use without charge, Schedule 4.13(e) sets forth a list, complete and accurate as of the date of this Agreement, of all Software which the Company licenses.  Except as set forth on Schedule 4.13(e), the Company is not required, obligated, or under any liability whatsoever to make any payments in excess of $150,000 per year by way of royalties, fees or other payments described in the applicable agreements, to any third party with respect to any item of Business Intellectual Property.

(f)           Schedule 4.13(f) sets forth a complete and accurate list of all agreements pursuant to which the Company has licensed to a third party for any purpose any Intellectual Property, Software or other Technology owned by or exclusively licensed to the Company.  Schedule 4.13(f) further sets forth a complete and accurate list of all agreements to which the Company is a party limiting in any material respect its ability to use or exploit fully any Intellectual Property owned by the Company.  The Company has Made Available to Purchaser true, correct and complete copies of each agreement set forth on Schedule 4.13(f), together with all amendments, modifications and supplements thereto.

(g)           Schedule 4.13(g) sets forth a complete and accurate list of all Software that is owned, in whole or in part, by the Company that is material to the operation of the business of the Company.

(h)           Except as set forth in Schedule 4.13(h), since January 1, 2010, the Company has not brought any action, suit or proceeding or asserted any claim against any Person alleging infringement or misappropriation of any Technology or Intellectual Property owned by the Company.

(i)           The Company has taken adequate measures, consistent with the commercially reasonable practices in the industry in which the Company operates, to protect the confidentiality of all trade secrets owned by the Company that are material to its business as currently conducted.  The Company has Made Available to Purchaser correct, complete, and current copies of (i) all employment agreements, non-disclosure agreements, assignment of invention agreements or similar agreements with employees, consultants or independent contractors that relate to protection or ownership of Technology or Intellectual Property or (ii) representative forms of such agreements, along with copies of any agreements that materially deviate from such forms.  To the Knowledge of the Company, no employee, consultant or independent contractor of the Company is, as a result of or in the course of such employee’s, consultant’s or independent contractor’s engagement by the Company, in material default or breach of any material term of any agreements described in this Section 4.13(i).

4.14    Material Contracts.

(a)           Schedule 4.14(a) sets forth, by reference to the applicable subsection of this Section 4.14(a), all of the following Contracts to which the Company is a party or by which its assets or properties are bound (collectively, the “Material Contracts”):

(i)           Contracts with any Selling Stockholder or Affiliate thereof or any current or former officer, director, stockholder or Affiliate of the Company;

                                (ii)           Contracts with any labor union or association representing any employee of the Company;

                                (iii)           Contracts for the sale of any of the material assets of the Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its material assets;

                                (iv)           Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements or sharing of profits, and contracts with community colleges;

                                (v)           Contracts containing (x) covenants of the Company not to compete in any line of business or with any Person in any geographical area, or other than customary nondisclosure agreements, not to solicit or hire any person with respect to employment, (y) covenants of any other Person not to compete with the Company in any line of business or in any geographical area or, other than customary nondisclosure agreements, not to solicit or hire any person with respect to employment, or (z) covenants that would otherwise restrict in any material respect the operations of Purchaser or its Affiliates following the Closing;

                                (vi)           Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company of any operating business or material assets or the capital stock of any other Person;

                                (vii)           Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien, other than a Permitted Exception, on any of the assets of the Company, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, material purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements, or obligating the Company to provide material funds to, make any material investment in (in the form of a loan, capital contribution or otherwise), or otherwise provide any guarantee with respect to the obligations of, any Person;

                                (viii)           purchase Contracts giving rise to Liabilities of the Company in excess of $150,000;

                                (ix)           all Contracts providing for payments by or to the Company in excess of $150,000 in any fiscal year or $500,000 in the aggregate during the term thereof;

                                (x)           all Contracts obligating the Company to provide or obtain products or services for a period of two years or more and not terminable within twelve months, or requiring the Company to purchase or sell a stated portion of its requirements or outputs;

                                (xi)           Contracts under which the Company has made advances or loans to any other Person;

                                (xii)           Contracts providing for severance, retention, change in control or other similar payments;

                                (xiii)           Contracts for the employment of any individual on a full-time, part-time or consulting or other basis providing annual compensation in excess of $150,000;

                                (xiv)           material management Contracts and Contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice;

                                (xv)           outstanding Contracts of guaranty or surety by the Company;

                                (xvi)           exclusive or material broker, recruitment, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(xvii)           any Contract granting any Person a right of first offer, right of first refusal or similar right on all or any part of any material properties or assets of the Company;

(xviii)           agreements for the acquisition or disposition of any postsecondary educational institutions whether pending or consummated (other than the transactions contemplated hereby);

(xix)           agreements regarding any special pricing, discount or reduced tuition arrangement that is materially inconsistent with the tuition reflected in the School’s enrollment agreements, catalogs, and other written materials disseminated to students and prospective students and that impacts five percent or more of the School’s enrolled students;

(xx)           agreements with any third-party servicer, as that term is defined in 34 C.F.R. § 668.2;

(xxi)           agreements in existence since July 1, 2009 under which the School provides or has provided educational instruction on behalf of any other entity, or another entity provides or has provided educational instruction on behalf of the School, including all consortium, contractual or articulation agreements;

(xxii)           agreements, or the form of agreement, under which the School is a lender to its students and any agreements for sales of tuition or agency receivables; and

(xxiii)           any other Contract that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities and Exchange Commission if the Company were the Registrant thereunder) that is not previously disclosed pursuant to this Section 4.14(a).

(b)           Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Company, and, to the Knowledge of the Company, of the other parties thereto enforceable against each of them in accordance with its terms, subject to the effect of any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent conveyance, preferential transfer or similar Laws relating to or affecting the rights of creditors generally and subject to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding at Law or in equity).  The Company is not in default under any Material Contract, nor, to the Knowledge of the Company, is any other party to any Material Contract in breach of or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default of the Company or, to the Knowledge of the Company, any other party thereunder.  No party to any of the Material Contracts has exercised any termination rights with respect thereto, and no party has given written notice of any material dispute with respect to any Material Contract.  The Company has Made Available to Purchaser true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto.

4.15    Employee Benefits Plans.

(a)           Schedule 4.15(a)(i) sets forth a correct and complete list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by the Company or to which the Company contributes or is obligated to contribute thereunder or which provide benefits to current or former employees of the Company (the “Employees”) (collectively, the “Employee Plans”).

(b)           Except as set forth on Schedule 4.15(b)(i), the Company does not (and has not ever had an obligation to) sponsor, maintain, contribute to or have any direct or contingent Liability with respect to any “employee pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code, including by virtue of being under common control with any trade or business (whether or not incorporated) or being treated as a single employer with any entity under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”).  Except as set forth on Schedule 4.15(b)(ii), the Company and each of its ERISA Affiliates do not (and have not ever had an obligation to) sponsor, maintain, contribute to or have any direct or contingent Liability with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA, such plan a “Multiemployer Plan”), nor any plan or program that is or has been subject to Sections 4063 or 4064 of ERISA.

(c)           Correct and complete copies of the following documents, with respect to each of the Employee Plans (other than a Multiemployer Plan), have been Made Available or delivered to Purchaser by the Company, to the extent applicable:  (i) any plans, all amendments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report and valuation, if any; (iii) the most recent IRS determination letter; (iv) summary plan descriptions; (v) written descriptions of all non-written agreements relating to the Employee Plans and (vi) the results of the most recent year’s nondiscrimination testing.

(d)           The Employee Plans have been maintained in all material respects in accordance with their terms and with all provisions of ERISA, the Code (including rules and regulations thereunder) and other applicable Federal and state Laws and regulations, and neither the Company nor, to the Knowledge of the Company, any “party in interest” or “disqualified person” with respect to the Employee Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA.  To the Knowledge of the Company, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Plan. None of the Employee Plans is a “multiple employer welfare arrangement” or a “multiple employer plan.”

(e)           The Employee Plans intended to qualify under Section 401 of the Code are so qualified and any trusts intended to be exempt from Federal income taxation under Section 501 of the Code are so exempt, and nothing has occurred with respect to the operation of the Employee Plans that could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(f)           There are no pending actions, claims or lawsuits that have been asserted or instituted against the Employee Plans, the assets of any of the trusts under the Employee Plans or the sponsor or administrator of any of the Employee Plans, or, against any fiduciary (or, to the Knowledge of the Company, in the case of any unrelated entity serving as a third-party fiduciary) of the Employee Plans with respect to the operation of any of the Employee Plans (other than routine benefit claims), nor does the Company or the Selling Stockholders have any Knowledge of facts that could form the basis for any such claim or lawsuit.

(g)           There is no material violation of ERISA or the Code with respect to the filing of applicable reports, documents and notices regarding the Employee Plans with the Secretary of Labor or the Secretary of the Treasury or any other Governmental Body or the furnishing of such documents to the participants in or beneficiaries of the Employee Plans.  All amendments and actions required to bring the Employee Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken.  Any bonding required with respect to the Employee Plans in accordance with applicable provisions of ERISA has been obtained and is in full force and effect.

(h)           None of the Employee Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and at the expense of the participant or the participant’s beneficiary.  Each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code, has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.

(i)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any Employee, (ii) increase any benefits otherwise payable under any Employee Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Employee Plan.

(j)           No stock or other security issued by the Company forms or has formed a material part of the assets of any Employee Plan.

(k)           Any individual who performs services for the Company (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company for Federal income tax purposes by the Company is not an employee for such purposes.

4.16    Labor.

(a)           The Company is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to any current employees of the Company.

(b)           Except as set forth on Schedule 4.16(b), no Employees are represented by any labor organization.  In the past three (3) years,  no labor organization or group of Employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal.  There is no organizing activity involving the Company pending or, to the Knowledge of the Company, threatened by any labor organization or group of Employees.

(c)           There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company.  There are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any Employee or group of Employees.

(d)           Except as set forth on Schedule 4.16(d), as of the date hereof, there are no written complaints, charges or claims against the Company pending or, to the Knowledge of the Company, threatened with any Governmental Body based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual.  The Company is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, WARN and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax except for immaterial non-compliance.  There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the six months prior to Closing.

4.17    Litigation.  Except as set forth in Schedule 4.17, as of the date hereof, there is no and since January 1, 2010 there has been no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company (or to the Knowledge of the Company, pending or threatened, against any of the officers, directors or employees of the Company with respect to their business activities on behalf of the Company), or to which the Company is otherwise a party, before any Governmental Body.  Except as set forth in Schedule 4.17, the Company is not subject to any Order, and the Company is not in breach or violation of any Order.  Except as set forth in Schedule 4.17, the Company is not engaged in any Legal Proceeding to recover monies due it or for damages sustained by it.  The Company has Made Available to Purchaser copies of all pleadings and material correspondence and other documents relating to each Legal Proceeding listed in Schedule 4.17.

4.18 Compliance with Laws; Permits.

(a)           The Company is in compliance in all material respects with all Laws applicable to its business, operations or assets.  The Company has not received any written notice of or been charged with the material violation of, or failure to comply, in any material respect with any Laws.  To the Knowledge of the Company, the Company is not under investigation with respect to the violation of any Laws.

(b)           Schedule 4.18 contains a list of all Permits which are required for the operation of the business of the Company as presently conducted, other than those the failure of which to possess is immaterial (“Company Permits”).  The Company currently has all Permits which are required for the operation of its business as presently conducted.  The Company is not in default or violation, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Company Permit.  There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, relating to the suspension, revocation or modification of any Company Permit.  None of the Company Permits will be impaired by the consummation of the transactions contemplated by this Agreement.

4.19    Environmental Matters.

(a)           Except as set forth on Schedule 4.19(a), the Company has complied and is in compliance in all material respects with all Environmental Laws, and, to the Knowledge of the Company, the Leased Properties and all improvements thereon are in compliance in all material respect with all Environmental Laws;

(b)           Except as set forth on Schedule 4.19(b), the Company and has been duly issued and maintains all Environmental Permits necessary for it to operate the business and assets of the Company as presently conducted;

(c)           Except as set forth on Schedule 4.19(c), there are no pending or, to the Knowledge of the Company, threatened claims, demands, actions or causes of action, complaints, Orders, Legal Proceedings, written notices of violation, written notices of potential responsibility or liability, citations or information requests issued or brought by a Governmental Body or other Person under Environmental Laws with respect to the business or assets of Company or, to the Knowledge of the Company, the Leased Properties or the real property formerly owned, operated, or leased by the Company;

(d)           Except as set forth on Schedule 4.19(d), the Company has no material Liability under any Environmental Law, nor is the Company responsible for any Liability of any other person under any Environmental Law, whether by contract, by operation of law or otherwise;

(e)           Except as set forth on Schedule 4.19(e), there has been no Release of Hazardous Materials at, on, under, or from the Leased Properties, nor was there such a Release at any real property formerly owned, operated or leased by Company during the period of such ownership, operation, or tenancy, in each case that would reasonably be expected to result in Liability for the Company for Remediation with respect to such Hazardous Materials.  With respect to any Leased Properties the owner of which is not an Affiliate of the Company, the representations and warranties set forth in this Section 4.19(e) shall be deemed to have been made to the “Knowledge of the Company.”

(f)           (i) Except as set forth on Schedule 4.19(f)(i), no Leased Property owned by an Affiliate of the Company or, to the Knowledge of the Company, no Leased Property the owner of which is not an Affiliate of the Company or real property formerly owned, operated or leased by the Company, is listed or proposed to be listed on the National Priorities List or CERCLIS, and (ii) except as set forth on Schedule 4.19(f)(ii), the Company has not arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Materials at any location such that it is or would reasonably be expected to be liable for Remediation of such location pursuant to Environmental Laws;

(g)           Except as set forth on Schedule 4.19(g), the transactions contemplated hereunder do not require any consent authorization, notification, recordation, filing, waiting period, Remediation or approval under any Environmental Law or with respect to any Environmental Permit, and none of the Leased Properties are located in New Jersey, Indiana or Connecticut;

(h)           Except as set forth on Schedule 4.19(h), to the Knowledge of the Company, none of the following are present at any of the Leased Properties: (A) underground improvements, including treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Hazardous Materials; (B) any dump or landfill or other unit for the treatment or disposal of Hazardous Materials; (C) filled in land or wetlands; (D) polychlorinated biphenyls; (E) toxic mold; (F) lead-based paint; or (G) asbestos-containing materials;

(i)           The Company has Made Available to Purchaser accurate and complete copies of all environmental assessments, reports, audits and other documents in its possession or under its control that relate to Company’s compliance with Environmental Laws or the environmental condition of any real property that Company currently or formerly has owned, operated, or leased; and

(j)           Notwithstanding anything to the contrary contained in this Agreement, this Section 4.19, Section 4.7 (Financial Statements), Section 4.8 (No Undisclosed Liabilities), Section 4.9 (Absence of Certain Developments) and Section 4.11 (Real Property) constitute the sole and exclusive representations and warranties of the Company with respect to any matters relating to environmental matters, including those arising under Environmental Laws.

4.20    Insurance.  The Company has insurance policies applicable to it that are in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which the Company is a party or by which it is bound, and (b) which are in such amounts, with such deductibles and against such risks and losses, as are commercially reasonable for the business, assets and properties of the Company.  Set forth in Schedule 4.20 is a list of all insurance policies and all fidelity bonds held by or applicable to the Company setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium.  Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled within the last two years and, to the Knowledge of the Company, no threat has been made to cancel any insurance policy of the Company during such period.

4.21    Inventories.             The inventories of the Company are in good and marketable condition in all material respects, and are usable and of a quantity and quality saleable in the Ordinary Course of Business.  The inventories of the Company set forth in the Balance Sheet were valued at the lower of cost (on a FIFO/LIFO basis) or market and were properly stated therein in accordance with GAAP consistently applied.  Adequate reserves have been reflected in the Balance Sheet for obsolete, excess, damaged, slow-moving, or otherwise unusable inventory, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.  The inventories of the Company constitute sufficient quantities for the operation of business in the Ordinary Course of Business.

4.22    Accounts and Notes Receivable and Payable.

(a)           All accounts and notes receivable of the Company have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice and are payable on ordinary trade terms.  All accounts and notes receivable of the Company reflected on the Balance Sheet are good and collectible in all material respects at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.  All accounts and notes receivable arising after the Balance Sheet Date are good and collectible in all material respects at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.  None of the accounts or the notes receivable of the Company (i) are subject to any material setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

(b)           All accounts payable of the Company reflected in the Balance Sheet or arising after the date thereof are the result of bona fide transactions in the Ordinary Course of Business and, in all material respects, have been paid or are not yet due and payable, except to the extent being contested in good faith.

4.23    Related Party Transactions.  Except as set forth on Schedule 4.23, no employee, officer, director or stockholder of the Company, any member of his or her immediate family or any of their respective Affiliates (“Related Persons”) (i) except with respect to compensation of employees, officers and directors in the Ordinary Course of Business, owes any amount to the Company nor does the Company owe any amount to, nor has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) except with respect to employees, officers and directors in their capacity as such, is involved in any business arrangement or other relationship with the Company (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by the Company, (iv) is engaged in any Legal Proceeding against the Company or (v) to the Knowledge of the Company with respect to employees only, owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which engages in the provision of nursing education or nursing training programs or is a supplier, customer, landlord, tenant, creditor or debtor of the Company (other than direct or indirect ownership of an aggregate of less than 2% of the outstanding capital stock of any publicly traded company).

4.24    Banks; Power of Attorney.  Schedule 4.24 contains a complete and correct list of the names and locations of all banks in which Company has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto.  Except persons authorized to draw thereon or to have access thereto as set forth on Schedule 4.24, no person holds a power of attorney to act on behalf of the Company with respect to such accounts or safe deposit boxes.

4.25    Certain Payments.  None of the Company or any Selling Stockholder nor, to the Knowledge of the Company or the Selling Stockholders, any director, officer, employee, or other Person acting on behalf of any of them, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (a) to obtain favorable treatment in securing business for the Company, (b) to pay for favorable treatment for business secured by the Company, (c) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, or (d) in violation of any Law with respect to the Company.

4.26    Financial Advisors.  Except as set forth on Schedule 4.26, (a) no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the transactions contemplated by this Agreement and (b) no Person is or will be entitled to any fee or commission or like payment in respect thereof.

4.27    Sufficiency of Assets.  The tangible personal property owned, leased or licensed by the Company, together with all other properties and assets of the Company and the matters covered by the Transition Services Agreement, constitute assets sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing (other than insurance policies or Employee Plans that Purchaser determines in its sole discretion are not required to be retained by the Company following the Closing) and constitute all of the assets necessary to conduct the business of the Company as currently conducted.

4.28    Privacy.  The Company is in compliance in all material respects with all applicable Laws, contractual requirements and published privacy policies or statements of the Company concerning data security requirements, privacy policy notice requirements, data security breach requirements, and requirements regarding the use, storage, or disclosure or transfer of Personally Identifiable Information, or the sending of electronic mail messages (including commercial email messages) with respect to the foregoing.  The Company maintains and abides by a published privacy policy on its websites in conformance with any applicable Laws or industry standard practice.  To the Knowledge of the Company, since January 1, 2010, there has been no material data security breach of any computer systems or networks, or unauthorized use of any Personally Identifiable Information, owned, used, stored, received, or controlled by or on behalf of the Company, including but not limited to any unauthorized use or disclosure of Personally Identifiable Information that would constitute a breach under a federal or state data breach notification or similar Law that requires notification under such data breach notification Law.  The Company has, since January 1, 2010, maintained at least industry standard safeguards against the destruction, loss, or alteration of customer data or information in its possession or control that comply in all material respects with applicable contractual and requirements of Law.  The Company has, since January 1, 2010, maintained at least industry standard systems, security measures, and procedures to guard against the unauthorized access, alteration, or destruction of customer data or information (including any Personally Identifiable Information).  The execution, delivery and performance of this Agreement complies in all material respects with all applicable Laws relating to privacy and with the Company’s privacy policies.

4.29    Compliance with Educational Laws.

(a)           The School is, and since the Compliance Date has been, in compliance in all material respects with all applicable Educational Laws, and has obtained and held all Educational Approvals necessary to conduct its operations as currently conducted.  The School is and, since the Compliance Date has been, in compliance in all respects with the terms and conditions of all such Educational Approvals.  Schedule 4.29(a) sets forth a correct and complete list of all Educational Approvals held by the School since the Compliance Date and any exemptions from a requirement to have a particular Educational Approval.  Since the Compliance Date, (i) the School has met the qualifications to be licensed, exempt from licensure, or otherwise authorized or approved by each State Education Agency (to the extent required to be approved by such State Education Agency), accredited by ACICS and the Commission on Collegiate Nursing Education, and certified by ED as an “eligible institution” as defined in 34 C.F.R. § 600.2 (and the other sections incorporated therein by reference, as applicable), (ii) the School has been in compliance with the applicable limitations on eligibility set forth in 34 C.F.R. § 600.7 (and the other sections incorporated therein by reference, as applicable), and (iii) the School has been a party to a Program Participation Agreement with ED, and holds a valid Eligibility and Certification Approval Report.  Since the Compliance Date, the School has qualified as a “proprietary institution of higher education” in accordance with 34 C.F.R. § 600.5 (and the other sections incorporated therein by reference, as applicable).  Each current Educational Approval listed on Schedule 4.29(a) is in full force and effect in accordance with its terms, and no proceeding for the suspension, limitation, revocation, termination or cancellation of any of them is pending or, to the Knowledge of the Company, threatened.  Except as set forth on Schedule 4.29(a), since the Compliance Date (i) no application made by the School to any Education Agency has been denied or withdrawn; (ii) neither the Company, nor the School, nor the Selling Stockholders has received written notice from any Education Agency that the School has been placed on probation or ordered to show cause why any Educational Approval should not be revoked; and (iii) neither the Company, nor the School, nor the Selling Stockholders has received any written or, to the Knowledge of the Company, oral notice from any Education Agency or Governmental Body (A) regarding any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Educational Approval, including any Program Participation Agreement or any Educational Law, (B) asserting that the School is required to have an Educational Approval that it does not have, or (C) indicating that any current Educational Approval will not be renewed or will be subjected to any conditions or limitations.  To the Knowledge of the Company, no fact or circumstance exists that would be likely to result in (A) the termination, revocation, suspension, restriction or failure of the School to obtain renewal of any Educational Approval, (B) failure of the School to obtain any of the consents identified on Schedule 4.3(c), or (C) the imposition of any fine, penalty or other sanctions for violation of any Educational Law.  Except as set forth on Schedule 4.29(a), the School has timely filed with the relevant Education Agency each application required for the renewal of any Educational Approval as to which the renewal deadline has occurred as of the Closing Date.  Except as set forth on Schedule 4.29(a)(1), to the Knowledge of the Company or the Selling Stockholders, there does not exist any threatened or pending investigation, audit, review, site visit, or survey with respect to any Educational Approval or the Company’s or Selling Stockholders’ or the School’s compliance with any Educational Law.  The School currently is not subject to any prohibition or limitation on growth based on a written notice from any Education Agency, including without limitation through addition of locations or educational programs or enrollment of students, except for requirements for notice to or approval by an Education Agency that are generally applicable to and routinely required for all postsecondary education institutions.

(b)           The School is, and since the Compliance Date has been, in compliance in all material respects with all Educational Laws relating to Financial Assistance programs, including (i) its Program Participation Agreement (ii) the program participation and administrative capability requirements, as defined by ED at 34 C.F.R. §§ 668.14, 668.16, (iii) the student eligibility requirements, as defined by ED at 34 C.F.R. § 668.31-40, (iv) the academic year definition in 34 C.F.R. § 668.3, and (v) all other statutory and regulatory provisions related to the Company’s participation in the Title IV Programs.  Except as set forth on Schedule 4.29(b), since July 1, 2011, the School has complied with the Program Integrity Regulations, to the extent such rules are in legal force and effect.

(c)           For each fiscal year since the Compliance Date, the School has not received more than ninety percent (90%) of its revenues from Title IV Program funds in any fiscal year, as such percentage is calculated under 34 C.F.R. §§ 668.14 and 668.28.

(d)           Schedule 4.29(d) sets forth the full address of the main campus of the School and each additional campus, location, or facility where the School has offered all or any portion of an educational program since the Compliance Date.  Except as set forth on Schedule 4.29(d), since the Compliance Date (i) the School has obtained all Educational Approvals required to operate each additional campus, location, or facility of the School listed on Schedule 4.29(d) and to offer each program that provided at each such campus, location, or facility, (ii) each location where Financial Assistance program funds are offered or administered has been and is approved by all applicable Educational Agencies, (iii) no location or program has been subject to any adverse proceeding (including any show-cause proceeding) by any Education Agency or Governmental Body, and (iv) each educational program offered by the School for which Title IV Program funds have been provided has been and is an “eligible program” in compliance with applicable Educational Law, including the requirements of 34 C.F.R. §§ 668.8 and 668.9.  The School has obtained all Educational Approvals required to offer any program, or portion of a program, online or through other distance education delivery methods including any required State Education Agency approvals in connection with the its distance education programs.

(e)           Since the Compliance Date, the School has disclosed and timely reported, to the extent required, in compliance with the applicable provisions of 34 C.F.R. Part 600: (i) the addition of any new educational programs or locations; and (ii) the proper ownership of such School, including any shifts in ownership or control, and changes in reported ownership levels or percentages.  With respect to any location or facility that has closed or at which the School ceased operating educational programs since the Compliance Date, or any program that it has ceased offering since the Compliance Date, the School has complied with all Educational Laws related to the closure or cessation of instruction at such location or facility, or with respect to any discontinued program, including requirements for teaching out students from such location, facility, or program.

(f)           Since the Compliance Date, the School has complied with applicable Educational Laws concerning the licensure, authorization, certification or similar approval of individuals or entities operating on their behalf, engaged in admissions or recruiting activities or the awarding of financial aid. Each employee or other agent of the Company who is required under any applicable Educational Law to register or obtain an individual license or permit in order to recruit students or perform other functions within the scope of his or her employment has done so in a timely manner and has maintained such license in good standing.

(g)           Since the Compliance Date, the School has not provided, or contracted with any Person to provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or Title IV Program funding to any Persons engaged in any student recruiting, admissions activities, or in making decisions regarding the awarding of student financial aid or, for the period on or after July 1, 2011, any Person responsible for student recruiting or admissions activity or financial aid, except as permitted under the safe harbors provided by 34 C.F.R. § 668.14(b)(22) (2002-2011) for time periods up to and including June 30, 2011.  Since the Compliance Date, the School has complied in all material respects with all other Educational Laws concerning the provision of commissions, bonuses, or other incentive payments to admissions representatives, agents, and other persons engaged in any student recruiting or admission activities or in making decisions regarding the awarding of funds under Financial Assistance programs for or on behalf of the School.

(h)           Since the Compliance Date, the School has complied in all material respects with (i) the requirements governing preferred lender relationships, Private Educational Loans, and codes of conduct as set forth in 20 U.S.C. § 1094 and 34 C.F.R. § 682.212; and (ii) applicable provisions of 20 U.S.C. § 1085(d)(19) and 34 C.F.R. § 682.212 regarding prohibited inducements in the Federal Family Education Loan Program.  Since the Compliance Date, neither the Company, the Selling Stockholders nor the School has paid or otherwise extended any points, premiums, payments, stock or other securities, prizes, travel, entertainment expenses, tuition payment or reimbursement, or additional interest of any kind to any lending institution or any other party to secure funds for making loans or to induce a lender to make loans to either the students or parents of students at the Company or to a particular category of students or their parents.  Since the Compliance Date, neither the School nor any School officer, employee or agent has solicited, accepted, or received, directly or indirectly, any benefit or item of more than nominal value from or on behalf of a lending institution in connection with educational loans for or on behalf of the School students.  Since the Compliance Date, no lender or marketing agent has provided, directly or indirectly, points, premiums, payments, stock or other securities, prizes, travel, entertainment expenses, tuition payment or reimbursement, or other inducements to the Company, the Selling Stockholders or the School, or any employee or agent of the Company or the School to secure applicants for Federal Family Education Loan Program loans.

(i)           The School has complied with applicable Laws and Educational Laws that relate to the extension of credit or that are otherwise applicable to any of the School’s student loan programs, including the Truth in Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act (including their implementing regulations), and all other consumer credit laws applicable to the Company or the School in connection with the advancing of student loans.

(j)           Since the Compliance Date, the School has not provided any educational instruction on behalf of any other Person (whether or not participating in the Title IV Programs), and no other Person has provided any educational instruction on behalf of the School.

(k)           For each fiscal year ended since the Compliance Date, the School has complied with ED’s financial responsibility requirements, in accordance with 34 C.F.R. § 668.15, 668.171-175, including any compliance based on the posting of an irrevocable Title IV Letter of Credit in favor of ED, and similar standards of each Education Agency that licenses, accredits or otherwise regulates the School.  Except as set forth on Schedule 4.29(k), since the Compliance Date, no Education Agency has required the School to post a letter of credit or other form of surety for any reason, including any request for a letter of credit based on late refunds pursuant to 34 C.F.R. § 668.173, or required or requested that the School process its Title IV Program funding under the reimbursement or heightened cash monitoring procedures set forth at 34 C.F.R. § 668.162.  Since the Compliance Date no Education Agency has notified the School that it lacked financial responsibility or administrative capability for any period under the Educational Laws in effect in such period.  Schedule 4.29(k) sets forth the Company’s calculation of its Financial Responsibility Composite Scores for the School for the fiscal years ended 2010, 2011 and 2012.

(l)           Since the Compliance Date, the School has (i) complied with all Education Agency requirements and regulations regarding fair and equitable refunds policies and (ii) calculated and timely paid refunds and returns of Title IV Program funds and any other Financial Assistance program funds, and calculated dates of withdrawal and leaves of absence, in compliance in all material respects with all applicable Educational Laws, including the requirements of 34 C.F.R. § 668.22, 34 C.F.R. § 682.605, and any predecessor regulations.

(m)           Schedule 4.29(m) sets forth a correct and complete list of the School’s official Cohort Default Rates for loans administered under the Federal Family Education Loan Program or the Federal Direct Loan Program, as calculated by ED pursuant to 34 C.F.R. Part 668 Subparts M and N, for the two-year cohort default rate for the three most recently completed federal fiscal years for which such official rates have been published and for the three-year cohort default rate for federal fiscal year 2009.  Schedule 4.29(m) also sets forth a correct and complete list of the School’s draft Cohort Default Rates for loans administered under the Federal Family Education Loan Program or the Federal Direct Loan Program, as calculated by ED pursuant to 34 C.F.R. Part 668 Subparts M and N, for the two-year cohort default rate for federal fiscal year 2011 and for the three-year cohort default rate for federal fiscal year 2010.  Schedule 4.29(m) also sets forth a correct and complete list of the School’s official cohort default rates for loans administered under the Federal Perkins Loan Program, as calculated by ED pursuant to 34 C.F.R. Part 674, for the three most recently completed federal fiscal years for which such official rates have been published.  Since the Compliance Date, the School has complied with all Laws and Educational Laws regarding the calculation of Cohort Default Rates and Perkins Cohort Default Rates.

(n)           Since the Compliance Date, the School has complied with applicable Educational Laws concerning the proper collection, calculation, and timely reporting of student outcomes including retention, completion and placement rates, graduate examination and professional licensure pass rates, and the methodology for calculating such rates.

(o)           Neither the School nor any Person that exercises substantial control (as the term “substantial control” is defined in 34 C.F.R. § 668.174(c)(3)) over the School, or member of such Person’s family (as the term “family” is defined in 34 C.F.R. Section 668.174(c)(21)), alone or together, (i) exercises or exercised substantial control over another institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.

(p)           The School has not knowingly employed in a capacity involving administration of Title IV Program funds any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Body or Education Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Body or Education Agency.

(q)           The School has not knowingly contracted with an institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that has been terminated under either Section 432 or Section 487 of the HEA for a reason involving the acquisition, use, or expenditure of funds of a Governmental Body or Education Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Body or Education Agency.

(r)           Neither the School, nor any owner of the School nor the School’s chief executive officer or officers or directors has pled guilty to, pled nolo contendere, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

(s)           Neither the School, nor any owner or Affiliate of the School, nor any Person or any Affiliate of such Person that has the power, by contract or ownership interest, to direct or cause the direction of management of policies of the School has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(t)           The facilities, educational programs and related products and services provided by the School are accessible to individuals with disabilities in compliance in all respects with applicable Laws and Educational Laws, or are exempt therefrom.

(u)           The School is in compliance with all applicable financial reporting requirements of each Education Agency, including timely submission to ED of the audited financial statements required by 34 C.F.R. § 668.23(d).  The School has timely submitted to ED the annual compliance audit required by 34 C.F.R. § 668.23(b) in accordance with instructions issued by ED, and a copy of such audit has been provided to the Purchaser.  All financial reports and statements submitted to each Education Agency fairly and accurately presents, in all respects, the financial condition of the School, as applicable, including with respect to cash management practices.

(v)           The School has complied with the third-party servicer regulations in 34 C.F.R. § 668.25.

(w)           The School has complied with the gainful employment disclosure and reporting requirements set forth at 34 C.F.R. § 668.6, effective on July 1, 2011, as applicable, for the relevant periods.

(x)           Except as set forth on Schedule 4.29(x), the School has not received notice of any complaints filed by any current or former students or employees of the School or any other third party with any Education Agency or Governmental Body.

(y) The Company and School have posted each bond required for education licensure in each state where required, and such bond remains in full force and effect.  Except as set forth on Schedule 4.29(y) sets forth a correct and complete list of all such bonds.

(z)           Since the Compliance Date, the School has not been, or had any principal or affiliate (as the terms “principal” and “affiliate” are defined in 2 C.F.R. pts. 180 and 3485, and as they were defined prior to April 27, 2012 in 34 C.F.R. part 85) that has been, debarred or suspended under Executive Order 12549 (3 C.F.R., 1986 Comp., p. 189) or the Federal Acquisition Regulations, 48 C.F.R. part 9, subpart 9.4, or engaging in any activity that is a cause under 2 C.F.R. § 180.700 or § 180.800 (or a cause under 34 C.F.R. § 85.305 or § 85.405 prior to April 27, 2012), as adopted at 2 C.F.R. § 3485.12, for debarment or suspension under Executive Order 12549 (3 C.F.R., Comp., p. 189) or the Federal Acquisition Regulations, 48 C.F.R. part 9, subpart 9.4.

(aa)           The Selling Stockholders have provided to Purchaser true and complete copies of correspondence and documents received from, or sent to, any Education Agency, excluding general correspondence routinely received from or sent to an Education Agency by institutions participating in Financial Assistance programs or approved by such Education Agency, to the extent such correspondence and documents relate to any issue which remains pending and relate to (A) any written notice that any Educational Approval is not in full force and effect in accordance with its terms or that an event has occurred which constitutes or, with the giving of notice or the passage of time or both, would reasonably be expected to result in the revocation of such Educational Approval; (B) any written notice that the School has violated or is violating any Law, Educational Law, regulation, rule, standard or requirement related to the Financial Assistance programs, or any standard or requirement of ED or any other applicable Education Agency, or any Law, Educational Law, regulation, rule, standard or requirement related to maintaining and retaining in full force and effect any Educational Approval; (C) any audits, program review, investigations or site visits conducted by ED or any other Education Agency (or any other Governmental Body, with respect to education matters only), or any independent auditor reviewing the School’s compliance with the statutory, regulatory or other requirements of the Financial Assistance programs; (D) any written notice of an intent to limit, show cause, suspend, terminate, revoke, cancel, not renew, condition or place on probation the School’s Accreditation; (E) any notice of an intent or threatened intent to condition the provision of Financial Assistance program funds to the School, or the continued operation of the education programs offered by the School on the posting of a letter of credit or other surety in favor of ED or any Education Agency; (F) any written notice of an intent to provisionally certify the eligibility of the School participate in the Financial Assistance programs or (G) the placement or removal of the School, on or from the reimbursement or cash monitoring method of payment under Title IV Programs.

(bb)           Since the Compliance Date, the Company and the School have obtained all approvals, authorizations and consents from Education Agencies, and have made all notifications to Education Agencies, that are or were required in connection with any transaction (other than the transactions contemplated under this Agreement) that involved any change in ownership or control, including any changes in reported ownership levels or percentages.

(cc)           Since the Compliance Date, the School and any third-party servicer (as that term is defined in 34 C.F.R. 668.2 and interpreted by ED in published guidance), have complied in all material respects with ED’s cash management rules for requesting, maintaining, disbursing, and otherwise managing Title IV Program funds, as set forth in 34 C.F.R. Part 668 Subpart K.

4.30    Certificate.  When delivered, the statements made by the Company in the certificate required by Section 7.1(m)(vi) (including statements that relate to the accuracy of representations and warranties as of the date hereof) will be true and correct.

4.31    No Other Representations or Warranties.  The representations and warranties of the Company set forth in Article IV and in the Company Documents are the only representations and warranties of any kind, nature or description, express or implied, of the Company or any of its Affiliates (except for the representations and warranties of the Selling Stockholders set forth in Article III, Article IV and the Selling Stockholder Documents) to Purchaser or any of its Affiliates with respect to the Company, the subject matter of this Agreement or the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Selling Stockholders that:

5.1    Organization and Good Standing.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and carry on its business.  Purchaser is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not materially impair Purchaser’s ability to consummate the transactions contemplated hereby.

5.2    Authorization of Agreement.  Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate action on behalf of Purchaser.  This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly and validly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its respective terms, subject to the effect of any applicable Law relating to bankruptcy, insolvency, reorganization, fraudulent conveyance, preferential transfer or similar Laws relating to or affecting the rights of creditors generally and subject to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding at Law or in equity).

5.3    Conflicts; Consents of Third Parties.

           (a)           Except as set forth on Schedule 5.3 hereto, none of the execution and delivery by Purchaser of this Agreement and of the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Purchaser; (ii) any Contract, or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law or Educational Law.

(b)           No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby.

5.4    Litigation.  There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or to which Purchaser is otherwise a party relating to this Agreement, the Purchaser Documents or the transactions contemplated hereby and thereby.  There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by or, to the knowledge of Purchaser, threatened against Purchaser.

5.5    Investment Intention.  Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof.  Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.  Purchaser is able to bear the economic risk of its investment in the Shares.

5.6    Financial Advisors.  No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

5.7    Compliance with Educational Laws.

(a)           Neither Purchaser nor any Person that exercises substantial control (as the term “substantial control” is defined in 34 C.F.R. § 668.174(c)(3)) over Purchaser, or member of such Person’s family (as the term “family member” is defined in 34 C.F.R. Section 668.174(c)(4)), alone or together, (i) exercises or exercised substantial control over another institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.

(b)           Purchaser has not knowingly employed in a capacity involving administration of Title IV Program funds any individual who has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Body or Education Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Body or Education Agency.

(c)           Purchaser has not knowingly contracted with an institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that has been terminated under either Section 432 or Section 487 of the HEA for a reason involving the acquisition, use, or expenditure of funds of a Governmental Body or Education Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law involving funds of any Governmental Body or Education Agency.

(d)           Neither Purchaser, nor any owner of Purchaser nor Purchaser’s chief executive officer or officers or directors has pled guilty to, pled nolo contendere, or been found guilty of, a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or been judicially determined to have committed fraud involving funds under the Title IV Programs.

(e)           Neither Purchaser, nor any owner or Affiliate of Purchaser, nor any Person or any Affiliate of such Person that has the power, by contract or ownership interest, to direct or cause the direction of management of policies of Purchaser has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(f)           Since the Compliance Date, Purchaser has not been, or had any principal or affiliate (as the terms “principal” and “affiliate” are defined in 2 C.F.R. pts. 180 and 3485, and as they were defined prior to April 27, 2012 in 34 C.F.R. part 85) that has been, debarred or suspended under Executive Order 12549 (3 C.F.R., 1986 Comp., p. 189) or the Federal Acquisition Regulations, 48 C.F.R. part 9, subpart 9.4, or engaging in any activity that is a cause under 2 C.F.R. § 180.700 or § 180.800 (or a cause under 34 C.F.R. § 85.305 or § 85.405 prior to April 27, 2012), as adopted at 2 C.F.R. § 3485.12, for debarment or suspension under Executive Order 12549 (3 C.F.R., Comp., p. 189) or the Federal Acquisition Regulations, 48 C.F.R. part 9, subpart 9.4.

(g)           To the knowledge of Purchaser, no fact or circumstance exists with respect to Purchaser that would be likely to result in the failure of the School to obtain any of the consents identified on Schedule 4.3(c).  In accordance with 34 C.F.R. § 600.21(g)(2)(iii), Purchaser has audited financial statements for its two most recently completed fiscal years that are prepared and audited in accordance with the requirements of 34 C.F.R. § 668.23.

5.8    Certificate.  When delivered, the statements made by Purchaser in the certificate required by Section 7.2(f)(iii) (including statements that relate to the accuracy of representations and warranties as of the date hereof) will be true and correct.

5.9    No Other Representations or Warranties.  The representations and warranties of Purchaser set forth in Article V and the Purchaser Documents are the only representations and warranties of any kind, nature or description, express or implied, of Purchaser or any of its Affiliates to the Selling Stockholders or any of their Affiliates with respect to Purchaser, the subject matter of this Agreement or the transactions contemplated hereby.

ARTICLE VI

COVENANTS

6.1    Access to Information.

(a)           The Company shall afford to Purchaser and its accountants, counsel, financial advisors and other representatives, and each of their respective representatives, reasonable access, during normal business hours upon reasonable notice throughout the period prior to the Closing, to the Company’s properties and facilities (including all Leased Property and the buildings, structures, fixtures, appurtenances and improvements erected, attached or located thereon, in the case of Leased Property not owned by an Affiliate of the Company with the consent of the applicable landlord to the extent so required, which consent the Company shall use commercially reasonable efforts to obtain), books, Contracts and records of the Company and, during such period, shall furnish promptly such information concerning the businesses and properties of the Company as Purchaser shall reasonably request; provided, however, such investigation shall not unreasonably disrupt the Company’s operations.  Prior to the Closing, the Company shall generally keep Purchaser informed as to all material matters involving the operations and businesses of the Company.

(b)           All nonpublic information provided to, or obtained by, Purchaser in connection with the transactions contemplated hereby shall be “Confidential Information” for purposes of the Confidentiality and Nondisclosure Agreement dated December 19, 2012 between Purchaser and the Company (the “Confidentiality Agreement”), the terms of which shall continue in force until the Closing.  Notwithstanding the foregoing, the Company shall not be required to disclose any information if such disclosure would contravene any applicable Law.  No information provided to or obtained by Purchaser pursuant to this Section 6.1 shall limit or otherwise affect the remedies available hereunder to Purchaser (including Purchaser’s right to seek indemnification pursuant to Article VIII), or the representations or warranties of, or the conditions to the obligations of, the parties hereto.

6.2    Conduct of the Business Pending the Closing.

(a)           Except as set forth on Schedule 6.2, as otherwise expressly provided in this Agreement or with the prior written consent of Purchaser, between the date hereof and the Closing, the Company shall:

           (i)           conduct the business of the Company only in the Ordinary Course of Business;

           (ii)           use its commercially reasonable efforts to (A) preserve the present business operations, organization (including officers and employees) and goodwill of the Company and (B) preserve the present relationships with Persons having business dealings with the Company (including customers and suppliers), in each case, in the Ordinary Course of Business;

           (iii)           maintain (A) all of the material assets and properties of, or used by, the Company in their current condition, ordinary wear and tear excepted, and (B) insurance upon all of the properties and assets of the Company in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

           (iv)           (A) maintain the books, accounts and records of the Company in the Ordinary Course of Business, (B) continue to collect accounts receivable and pay accounts payable utilizing normal procedures in the Ordinary Course of Business and, except in the Ordinary Course of Business, without discounting or accelerating payment of such accounts, and (C) comply in all material respects with all contractual and other obligations of the Company;

           (v)           comply in all material respects with the Company’s capital expenditure budget for 2013, as previously Made Available to Purchaser in writing, including making capital expenditures in the amounts and at the times in all material respects as set forth in such budget; and

           (vi)           comply in all material respects with all applicable Laws and Educational Law.

(b)           Without limiting the generality of the foregoing, except as set forth on Schedule 6.2, as otherwise expressly provided in this Agreement or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing, the Company shall not:

           (i)           except with respect to cash dividends consistent with past practice that are in such amounts as would not adversely affect the Company’s working capital needs, declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of, or other ownership interests in, the Company or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company;

           (ii)           effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Company, or amend the terms of any outstanding securities of the Company;

           (iii)           amend the articles of incorporation or code of by-laws or equivalent organizational or governing documents of the Company;

           (iv)           (A) increase the salary or other compensation of any director, officer or employee of the Company, except for increases in the Ordinary Course of Business not to exceed three (3%) of then-current base compensation, (B) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director, officer, employee or consultant, (C) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of the Company or otherwise modify or amend or terminate any such plan or arrangement covering such individuals, except as required by Law, or (D) enter into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any directors or officers of the Company (or amend any such agreement to which the Company is a party);

           (v)           (A) issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness, except under the Company’s Revolving Note dated December 12, 2012 in favor of Fifth Third Bank; (B) except in the Ordinary Course of Business, pay, repay, discharge, purchase, repurchase or satisfy any Indebtedness of the Company; or (C) modify the terms of any Indebtedness;

           (vi)           subject to any Lien or otherwise encumber or, except for Permitted Exceptions, permit, allow or suffer to be encumbered, any of the properties or assets (whether tangible or intangible) of, or used by, the Company;

           (vii)           acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of, or used by, the Company, other than in the Ordinary Course of Business;

           (viii)           enter into or agree to enter into any merger or consolidation with any corporation or other entity, and not engage in any new line of business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities, of any other Person;

           (ix)           cancel or compromise any debt or claim or waive or release any material right of the Company except in the Ordinary Course of Business;

           (x)           enter into any commitment for capital expenditures of the Company in excess of $150,000 for any individual commitment and $500,000 for all commitments in the aggregate;

           (xi)           enter into, modify or terminate any labor or collective bargaining agreement of the Company or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to the Company;

           (xii)           other than in the Ordinary Course of Business, (A) introduce any material change with respect to the operation of the Company, including any material change in the types, nature, composition or quality of its programs or services, or (B) make any material change in program specifications or prices or change its tuition policies or grant any discount for any student not in accordance with such policies;

           (xiii)           enter into any transaction other than in the Ordinary Course of Business, or enter into, modify or renew any Contract, which by reason of its size, nature or otherwise is not in the Ordinary Course of Business;

           (xiv)           except for transfers of cash pursuant to normal cash management practices in the Ordinary Course of Business or in accordance with the Company’s obligations under existing Contracts, make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any Contract with any Related Persons;

           (xv)           (A) make, change or revoke any Tax election, settle or compromise any Tax claim or liability or enter into a settlement or compromise, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes, or (B) prepare or file any Tax Return (or any amendment thereof) unless such Tax Return shall have been prepared in a manner consistent with past practice and the Company shall have complied with its obligations under Section 8.6(b)(i);

           (xvi)           enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes in any material respect the ability of the Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons, other than in the Ordinary Course of Business;

           (xvii)           terminate (except for expirations requiring no further acts of the parties thereto), amend, restate, supplement or waive any material rights under any (A) Material Contract, Real Property Lease or Personal Property Lease or (B) Permit, in each case, other than in the Ordinary Course of Business;

           (xviii)           settle or compromise any pending or threatened Legal Proceeding or any claim or claims for, or that would result in a loss of revenue of, an amount that would, individually or in the aggregate, reasonably be expected to be greater than $150,000;

           (xix)           change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other Liabilities;

           (xx)           take any action which would reasonably be expected to adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement;

           (xxi)           agree to do anything (A) prohibited by this Section 6.2, (B) which would make any of the representations and warranties of the Selling Stockholders in this Agreement or any of the Selling Stockholder Documents or Company Documents untrue or incorrect in any material respect or would result in any of the conditions to the Closing not being satisfied or (C) that would be reasonably expected to have a Material Adverse Effect; and

           (xxii)           fail to pay any required maintenance or other similar fees or otherwise fail to make required filings or payments required to maintain and further prosecute any applications for registration of any material Intellectual Property.

(c)           Except as otherwise expressly provided in this Agreement or with the prior written consent of Purchaser, from the date hereof until the Closing, the Selling Stockholders shall not transfer, issue, sell, pledge, encumber or dispose of any shares of capital stock or other securities of, or other ownership interests in, the Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of, or other ownership interests in, the Company.

6.3    Third Party Consents.  The parties shall use their commercially reasonable efforts to obtain at the earliest practicable date all consents, waivers and approvals from, and provide all notices to, all Persons that are not a Governmental Body or Education Agency, which consents, waivers, approvals and notices are required to consummate the transactions contemplated by this Agreement (and, to the extent such a consent, waiver or approval is required in the case of Leased Property, a customary estoppel certificate), including the consents, waivers, approvals and notices set forth on Schedule 6.3 or referred to in Section 4.3(b) hereof (except for such matters covered by Sections 6.4 and 6.18); provided that no such consents, waivers, approvals or notices (or estoppel certificates ) are conditions to Closing except as expressly set forth on Schedule 7.1(l).  All such consents, waivers, approvals and notices shall be in writing and in form and substance reasonably satisfactory to the parties, and executed counterparts of such consents, waivers and approvals shall be delivered to the other parties promptly after receipt thereof, and copies of such notices shall be delivered to the other parties promptly after the making thereof by the Company.  Notwithstanding anything to the contrary in this Agreement, in connection with the consents, waivers and approvals contemplated by this Section 6.3, neither Purchaser nor any of its Affiliates (which for purposes of this sentence shall include the Company) shall be required to pay any amounts, or accept additional or modified terms and conditions under any Contract that impose any additional material obligation or Liability on Purchaser and its Affiliates, in connection with obtaining any consent, waiver or approval.

6.4    Governmental Consents and Approvals.

(a)           Each of Purchaser, the Selling Stockholders and the Company shall use its commercially reasonable efforts to obtain at the earliest practical date all consents, waivers, approvals, Orders, Permits, authorizations and declarations  from, make all filings with, and provide all notices to, all Governmental Bodies which are required to consummate, or in connection with, the transactions contemplated by this Agreement, including the consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notices referred to in Section 4.3(b).  Each such party shall use commercially reasonable efforts to furnish to each other party hereto all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement.  Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction and permit the other party to review in advance any proposed communication by such party to any Governmental Body.  No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate.

(b)           Notwithstanding anything to the contrary in this Agreement, no party shall be required, in connection with the matters covered by this Section 6.4, (i) to pay any amounts (other than the payment of filing and other customary fees (for which the Selling Stockholders, on the one hand, and Purchaser, on the other hand, shall each be 50% responsible) and expenses and fees of the parties’ respective counsel), (ii) to hold separate (including by trust or otherwise) or divest any of their respective businesses, product lines or assets having an aggregate value in excess of $150,000, (iii) to agree to any limitation on the operation or conduct of their or the Company’s business which would reasonably be expected to result in an aggregate decline in revenues in excess of $150,000, (iv) to commence or defend any litigation, or (v) to waive any of the conditions set forth in Article VII of this Agreement.

6.5    Further Assurances.  Subject to, and not in limitation of, Section 6.4, each of the Selling Stockholders, the Company and Purchaser shall use its commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

6.6    No Shop.

(a)           The Selling Stockholders and the Company shall not, and shall not permit any of the Affiliates, directors, officers, employees, representatives or agents of the Selling Stockholders or the Company (collectively, the “Representatives”) to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company or any capital stock or other ownership interests of the Company, in each case, other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b)           The Selling Stockholders and the Company shall notify Purchaser orally and in writing promptly (but in no event later than 24 hours) after receipt by any of the Selling Stockholders, the Company or any of the Representatives thereof of any proposal or offer from any Person other than Purchaser to effect an Acquisition Transaction or any request for non-public information relating to the Company in connection with an Acquisition Transaction or for access to the properties, books or records of the Company by any Person other than Purchaser in connection with an Acquisition Transaction.  Such notice shall indicate the identity of the Person making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the books and records of the Company, the material terms of any such proposal or offer, or modification or amendment to such proposal or offer and copies of any written proposals or offers or amendments or supplements thereto.  The Selling Stockholders and the Company shall keep Purchaser informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request.

(c)           The Selling Stockholders and the Company shall (and the Selling Stockholders and the Company shall cause their Representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Purchaser) conducted heretofore with respect to any Acquisition Transaction.  The Selling Stockholders and the Company agree not to release any third party from the confidentiality and standstill provisions of any agreement to which the Company is a party in connection with an Acquisition Transaction.

6.7    Non-competition; Non-solicit; Confidentiality.

(a)           For a period of five (5) years from and after the Closing Date, the Selling Stockholders shall not, and shall cause their Affiliates not to, directly or indirectly, whether as an employee, agent, consultant, advisor, independent contractor, sole proprietor, principal, partner, member, stockholder, officer, director or otherwise, engage in the provision of nursing education or nursing training programs in the United States; provided, however, that the restrictions contained in this Section 6.7(a) shall not restrict the acquisition by the Selling Stockholders or their respective Affiliates, directly or indirectly, of an aggregate of less than 2% of the outstanding capital stock of any publicly traded company; which restrictions in this Section 6.7(a) shall be in addition to those set forth in Section 6.10.

(b)           For a period of five (5) years from and after the Closing Date, Purchaser shall not, and shall cause its Affiliates (including the Company) not to, directly or indirectly, whether as an employee, agent, consultant, advisor, independent contractor, sole proprietor, principal, partner, member, stockholder, officer, director or otherwise, (i) engage in the direct marketing of real estate education or training programs in the State of Ohio; provided, however, that the restrictions contained in this Section 6.7(b)(i) shall not restrict broad-based internet programs or national or regional campaigns of Purchaser or its Affiliates (including the Company) that overlap with the State of Ohio, or (ii) acquire, directly or indirectly, any Control over any educational institution based in the State of Ohio that derives more than 30% of its revenue from the provision of real estate education or training programs in the State of Ohio; provided, however, that the restrictions contained in this Section 6.7(b) shall not restrict the acquisition by Purchaser or its Affiliates, directly or indirectly, of an aggregate of less than 2% of the outstanding capital stock of any publicly traded company.

(c)           For a period of three (3) years from and after the Closing Date, the Selling Stockholders shall not, and shall cause their Affiliates not to, directly or indirectly: (i) solicit, induce or encourage any employees of the Company to leave such employment or hire, employ or otherwise engage any such individual; provided that this Section 6.7(c)(i) shall not restrict the Selling Stockholders or their Affiliates from soliciting or hiring any then former employee of the Company by means of a general solicitation or whose termination of employment with the Company was not caused by a breach of this Section 6.7(c), or (ii) to the extent the Selling Stockholders and their Affiliates have knowledge of such relationship, take any action with the intent of causing, inducing or encouraging any material actual or prospective client, customer, supplier, or licensor of the Company (including any existing or former customer of the Company) or any other Person who has a material business relationship with the Company, to terminate or modify any such actual or prospective relationship.

(d)           From and after the Closing Date, the Selling Stockholders shall not and shall cause their Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or use or otherwise exploit for its own benefit or for the benefit of anyone other than Purchaser, any Confidential Information (as defined below).  The Selling Stockholders shall not have any obligation to keep confidential (or cause its Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by applicable Law; provided, however, that in the event disclosure is required by applicable Law, the Selling Stockholders shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order.  For purposes of this Section 6.7(d), “Confidential Information” means any confidential or proprietary information with respect to the Company, including methods of operation, student lists, course offerings, prices, fees, costs, Technology, inventions, trade secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters.  “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement, (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder or (iii) is independently developed without reference to Confidential Information.  Notwithstanding the foregoing, in the case of Confidential Information that is utilized in businesses of the Selling Stockholders and their Affiliates (other than the Company) as of the date hereof, nothing in this Section 6.7(d) shall be deemed to limit the Selling Stockholders and their Affiliates use of such Confidential Information in the operation of their respective businesses substantially as used as of the date hereof.

(e)           The covenants and undertakings contained in this Section 6.7 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.7 will cause irreparable injury to the parties, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated.  Accordingly, the remedy at law for any breach of this Section 6.7 will be inadequate.  Therefore, each party will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.7 without the necessity of proving actual damage or posting any bond whatsoever.  The rights and remedies provided by this Section 6.7 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at Law or in equity.

(f)           The parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 6.7 is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

6.8    Preservation of Records.  Subject to any retention requirements relating to the preservation of Tax records, the Selling Stockholders and Purchaser agree that each of them shall (and shall cause their Affiliates to) preserve and keep the records held by them (as of immediately after the Closing) relating to the respective businesses of the Company for a period of seven years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings against or governmental investigations of the Selling Stockholders, the Company or Purchaser or any of their Affiliates or in order to enable the Selling Stockholders or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby.  In the event the Selling Stockholders or Purchaser wishes to destroy (or permit to be destroyed) such records after that time, such party shall first give 90 days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that 90 day period, to take possession of the records within 180 days after the date of such notice.

6.9    Publicity.

(a)           Neither (i) the Selling Stockholders or the Company (with respect to the Company, before the Closing), on the one hand, nor (ii) Purchaser or the Company (with respect to the Company, after the Closing), on the other hand, shall (and each shall cause their Affiliates not to) issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of Purchaser or the Stockholder Representative, respectively, which approval will not be unreasonably withheld or delayed; provided that the parties shall cooperate in good faith regarding (A) an appropriate plan for informing the Company’s employees prior to any press release or public announcement concerning the transactions contemplated hereby and (B) the issuance of a press release on or promptly after the date hereof concerning the transactions contemplated hereby; provided, further, that, after the Closing, Purchaser shall not be prohibited from making press releases or public announcements regarding the business and operations of the Company, or consistent with previous press releases and announcements concerning the transactions contemplated hereby; and provided, further, that for the avoidance of doubt, communications in confidence among the Selling Stockholders, their Affiliates and their legal and financial advisors shall not be deemed to be public announcements.

(b)           Each of Purchaser, the Selling Stockholders and the Company agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law or Educational Law or rules of a stock exchange and only to the extent required by such Law, Educational Law or stock exchange; provided, that, with respect to any such requirements as they relate to Purchaser of applicable Law or any stock exchange on which the securities of Purchaser are listed, Purchaser shall determine such requirements in its sole discretion.

6.10    Certain Intellectual Property.

(a)           Following the Closing, the Founders or their Affiliates: (i) shall continue to own the names “Hondros” and “Hondros College” and any service marks, trademarks, trade names, d/b/a names, fictitious names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, or otherwise used in the business of the Company and its Affiliates prior to Closing, as applicable, including but not limited to “Hondros College of Nursing” or “Hondros College of Real Estate”, (ii) shall have the sole right to the use of the names “Hondros” and “Hondros College [+ additional qualifier]” such as “Hondros College of Real Estate,” and to register and use the domain name registration hondros.com (provided that any website at that address otherwise complies with the mark use limitations set forth in this Section 6.10(a)), (iii) shall not directly or indirectly use the name “Hondros” or “Hondros College” in connection with the provision of education or training programs without any additional qualifier; provided that at such time as the Company and all its Affiliates cease to use in any material respect the name “Hondros College of Nursing” (or, instead of “Nursing,” any other qualifier directly related to nursing, medicine or healthcare), Purchaser shall so notify the Stockholder Representative and the restrictions in this clause (iii) shall be released if requested by the Stockholder Representative and consented to in writing by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), and (iv) shall not directly or indirectly use the name “Hondros” or “Hondros College” with a qualifier in the provision of nursing, medicine or healthcare education or training programs, or “Hondros College of Nursing” (or, instead of “Nursing,” any other qualifier directly related to nursing, medicine or healthcare); provided, that in the case of the provision of programs related to healthcare that are in programs principally outside of the fields of nursing, healthcare and medicine education or training programs (e.g., the provision of a business program in healthcare administration), the restriction in this clause (iv) shall be deemed to be a restriction on the permissible qualifier related to the name of the school or program and not on the provision of those programs, which, for the avoidance of doubt means that the name of the School itself must be consistent with this clause (iv) and the name of the program cannot have the word Hondros in it.

(b)           Following the Closing, the Company and its Affiliates: (i) shall have the sole right to use the name “Hondros College of Nursing” (or, instead of “Nursing,” any other qualifier directly related to nursing, medicine or healthcare), and to register and use the domain name registration hondros.edu (provided that any website at that address otherwise complies with the mark use limitations set forth in this Section 6.10(b)), and (ii) except as set forth in Section 6.10(c), shall not directly or indirectly use the name “Hondros” (standing alone and without the additional qualifier “College”), “Hondros College” (standing alone and without any additional qualifier, except as set forth in Section 6.10(c)), or “Hondros College of Real Estate” (or, instead of “Real Estate,” any other qualifier not directly related to nursing, medicine or healthcare).

(c)           The Company shall, and shall cause its Affiliates to, as soon as is reasonably practicable following the Closing (which the parties expect to occur within one (1) year of the Closing), use its commercially reasonable efforts to change or amend any registered trade names, corporate names, d/b/a names or fictitious names from “Hondros College” (standing alone), subject to the applicable requirements and approvals of Educational Law or any Education Agency.  Without limiting the obligations of the Company set forth in the prior sentence, the Company and its Affiliates shall be permitted to use the name “Hondros College” (standing alone) as the name of the School until ED and ACICS have approved the change of the name of the School.

(d)           In furtherance of the permitted uses set forth in, and subject to, Sections 6.10(b) and (c), the Founders and the Selling Stockholders on behalf of themselves and their Affiliates, hereby grant to the Company a royalty-free, irrevocable, exclusive, transferable, sublicensable license to use the names “Hondros College” and “Hondros College of Nursing” (or, instead of “Nursing,” any other qualifier directly related to nursing, medicine or healthcare) in connection with the business and operations of the Company.

6.11    Related-Party Transactions with Non-Management Affiliates; Releases.

(a)           On or prior to the Closing Date, the Company shall (i) terminate all Contracts and cancel and discharge all Inter-company Accounts with any of the Selling Stockholders or their respective Affiliates, other than (A) the Company’s relationship and contract with Hondros Learning, LLC (the “Hondros Learning Contract”) and those Contracts set forth on Schedule 6.11, this Agreement, the Transition Services Agreement and any other documents to be entered into in connection herewith, and (B) Contracts between the Company and its officers and employees and Contracts the continuation of which Purchaser has approved in writing; provided that, without limiting the foregoing, from and after the Closing, the Hondros Learning Contract may not be terminated by Purchaser or any of its Affiliates (including the Company) (other than in the event of Hondros Learning, LLC’s material breach of the Hondros Learning Contract that remains uncured for thirty (30) days after Hondros Learning, LLC’s receipt of written notice thereof from Purchaser), except upon not less than six (6) months’ prior written notice, but in no event shall any such termination be effective prior to the date that is one (1) year after the Closing Date, and the effectiveness of any such termination by Purchaser or any of its Affiliates (including the Company) shall be conditioned upon (x) the receipt by Hondros Learning, LLC of a termination fee of $250,000 and (y) the grant by the Company or Purchaser’s applicable Affiliate to Hondros Learning, LLC of a perpetual, royalty-free, irrevocable, non-exclusive, transferable, sublicensable license to use the Curricula used by the School pursuant to the Hondros Learning Contract as of the Closing Date; provided that, Hondros Learning, LLC and its Affiliates shall not use the Curricula in the State of Ohio or offer the Curricula in connection with the name “Hondros” or any variation thereof, in each case except as a reseller (provided no resale shall be made to an institution in the State of Ohio for a period of five (5) years after the Closing Date) and in compliance with Section 6.7, and any such use shall be made together with the copyright notices provided by the Company, and (ii) deliver releases executed by such Affiliates with whom the Company has terminated such Contracts or Inter-company Accounts pursuant to this Section 6.11 providing that no further payments are due, or may become due, under or in respect of any such terminated Contacts and Inter-company Accounts and releasing Purchaser and its Affiliates from any known or unknown claims arising therefrom or relating thereto; provided that, except as provided above, in no event shall the Company pay any fee or otherwise incur any expense or financial exposure with respect to any such termination or release.

(b)           From and after the Closing, each Selling Stockholder, on behalf of itself and its respective Affiliates and beneficiaries, and each of their respective successors and assigns (each, a “Seller Releasor”), and in its capacity as a stockholder, officer, director, employee, consultant or other representative of the Company or the School, as applicable, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, the Company and each of its successors, assigns, Affiliates (including Purchaser and its Affiliates) and employees (each, a “Company Releasee”), of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues, liabilities, charges, promises, covenants, obligations and suits of every kind, nature and description whatsoever, which such Seller Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever arising prior to the Closing Date (collectively, the “Seller Released Claims”); provided, however, that this release does not extend to any claim (i) for accrued benefits under employee benefit plans to which such Seller Releasor may be entitled or for any unpaid salary, expense reimbursement, or any similar employee-related benefits for the period ending on or prior to the Closing Date, and (ii) to enforce such Selling Stockholder’s rights under this Agreement or each other agreement, instrument and document to be executed and delivered by such Seller Releasor pursuant hereto.  Each Selling Stockholder forever waives (on behalf of itself and its respective Seller Releasors) any right to and agrees not to, and agrees to cause its respective Seller Releasors, to the extent applicable, not to, assert any Seller Released Claims or seek any recourse related thereto against the Company Releasees. This is a full and final release, applying to all known or unknown, foreseen or unforeseen, anticipated or unanticipated, suspected or unsuspected, asserted or unasserted, liquidated or unliquidated, existing or contingent, direct or derivative Seller Released Claims that existed, may have existed or may hereafter arise in any manner or degree from facts and circumstances whether known, or in addition to or different from those now believed to be true, occurring prior to the date of this release. The Selling Stockholders (including on behalf of the Seller Releasors) understand that they may have Seller Released Claims which have not been manifested or presently known or have not been identified as of the date hereof, but the Selling Stockholders (including on behalf of the Seller Releasors) nevertheless intend to and do deliberately release all of their possible future Seller Released Claims based on facts and circumstances that occurred through the date hereof.

(c)           From and after the Closing, the Company, on behalf of itself and its Affiliates (including Purchaser and its Affiliates), and each of its and their respective successors and assigns (each, a “Company Releasor”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each Selling Stockholder and each of such Selling Stockholder’s successors, assigns, Affiliates and beneficiaries (each, a “Seller Releasee”), in its capacity as a stockholder, officer, director, employee, consultant or other representative of the Company or the School, of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues, liabilities, charges, promises, covenants, obligations and suits of every kind, nature and description whatsoever, which Company Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever arising prior to the Closing Date (collectively, the “Company Released Claims”); provided, however, that this release does not extend to any claim to enforce the Company’s rights under this Agreement or each other agreement, instrument and document to be executed and delivered by such Company Releasor pursuant hereto.  The Company forever waives (on behalf of itself and its respective Company Releasors) any right to and agrees not to, and agrees to cause its respective Company Releasors, to the extent applicable, not to, assert any Company Released Claims or seek any recourse related thereto against the Company Releasees. This is a full and final release, applying to all known or unknown, foreseen or unforeseen, anticipated or unanticipated, suspected or unsuspected, asserted or unasserted, liquidated or unliquidated, existing or contingent, direct or derivative Company Released Claims that existed, may have existed or may hereafter arise in any manner or degree from facts and circumstances whether known, or in addition to or different from those now believed to be true, occurring prior to the date of this release. The Company (including on behalf of the Company Releasors) understands that it may have Company Released Claims which have not been manifested or presently known or have not been identified as of the date hereof, but the Company (including on behalf of the Company Releasors) nevertheless intends to and does deliberately release all of its possible future Company Released Claims based on facts and circumstances that occurred through the date hereof.

6.12    Financial Statements.  As soon as reasonably practicable, but in no event later than 20 days after the end of each calendar month during the period from the date hereof to the Closing, the Company shall provide Purchaser with (a) unaudited monthly financial statements, which shall be deemed incorporated in the definition of “Financial Statements” as applicable for all purposes under this Agreement, and (b) operating or management reports of the Company for such preceding month, in the case of each of clauses (a) and (b), prepared by the Company in the Ordinary Course of Business.

6.13    Notification of Certain Matters.  The Stockholder Representative shall give notice to Purchaser and Purchaser shall give notice to the Stockholder Representative, as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by any party to be untrue or inaccurate in any respect that would cause the condition in Section 7.1(a) not to be satisfied at any time after the date hereof and prior to the Closing, (b) any material failure on the part of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (c) the institution of or the threat of institution of any Legal Proceeding against any party related to this Agreement or the transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 6.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto.

6.14    Specified Indebtedness.  No later than two Business Days prior to the Closing Date, the Company shall provide to Purchaser customary pay-off letters from Fifth Third Bank with respect to the Specified Indebtedness.  On or prior to the Closing, the Company shall make arrangements (i) for Purchaser to receive recordable form Lien releases and canceled notes with respect to the Specified Indebtedness such that all Liens securing the Specified Indebtedness on the assets or properties of the Company that are not Permitted Exceptions shall be satisfied, terminated and discharged and (ii) for the guaranty listed on Schedule 4.8 to be transferred to an Affiliate of the Founders with no Liability of the Company thereunder.

6.15    Employee Matters.

(a)           Prior to the Closing Date, the Selling Stockholders shall take all action necessary to cause all Employee Plans that are sponsored or maintained by the Company (other than the agreements with individual employees, including those to be entered into pursuant to Sections 7.1(f) and (g)) to be assigned to an entity other than the Company (such entity, the “New Plan Sponsor”), including, without limitation, obtaining the consent of all insurers and administrative service providers and causing the Company and the New Plan Sponsor to enter into an assignment and assumption agreement, in a form satisfactory to Purchaser, to cause the assignment of all such Employee Plans in accordance with the terms of this Section.

(b)           As of the Closing Date, the Employees who remain employed on the Closing Date (the “Continuing Employees”) shall cease participating in and accruing benefits under all Employee Plans. The Selling Stockholders, the New Plan Sponsor  and its Affiliates (other than the Company and its Subsidiaries) shall at all times be solely responsible for any and all Liabilities and obligations arising under, in connection with or in respect of the Employee Plans (regardless of when the event giving rise to the payment or benefit occurred) and neither Purchaser nor any of its Affiliates (including the Company and its Subsidiaries) shall have any responsibility or obligation in respect of any such plan.  Without limiting the generality of the foregoing, the New Plan Sponsor shall retain responsibility for and continue to pay all medical, short-term and long-term disability, life insurance and other welfare plan expenses and benefits for each Continuing Employee or any former employee of the Company and their dependents with respect to claims incurred on or prior to Closing.  For purposes of this Section 6.15(b), a claim is deemed incurred (i) for purposes of medical benefits when the services that are the subject of the claim are performed, (ii) for purposes of life insurance benefits when the death occurs, and (iii) for purposes of short-term and long-term disability benefits, when the event giving rise to the disability occurs.  Any Continuing Employee or former employee of the Company who (i) as of the Closing Date is receiving or entitled to receive short-term disability benefits and who subsequently becomes eligible to receive long-term disability benefits under any Employee Plan, or (ii) as of the Closing Date is receiving or entitled to receive long-term disability benefits under any Employee, shall become eligible or continue to be eligible, as applicable, to receive long-term disability benefits under the applicable Employee Plan.

(c)           The Selling Stockholders and the New Plan Sponsor shall take all action necessary to cause the Continuing Employees to be fully vested in any unvested accounts in any 401(k) plans as of the Closing Date.

(d)           Subject to the terms and conditions of Purchaser’s employee benefit plans, Continuing Employees shall be eligible to participate in Purchaser’s employee benefit plans following the Closing, which shall offer a level of benefits in the aggregate that is substantially the same or better than the Employee Plans as of the Closing Date.

(e)           For the remainder of the calendar year in which the Closing Date occurs, Purchaser shall, in accordance with situation 2 of Revenue Ruling 2002-32, honor the Continuing Employees’ elections under the health flexible spending account plan in which such employees participated prior to the Closing Date.

(f)           Nothing in this Section 6.15 or any other provision of this Agreement shall (i) create or confer any right of employment or continued employment for any Person, (ii) be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement, (iii) subject to Section 6.15(e), prohibit or limit the ability of Purchaser or any of its Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iv) confer any rights or benefits, including any third-party beneficiary rights, on any Person other than the parties to this Agreement.

6.16    Indemnification and Insurance.  From and after the Closing, Purchaser shall cause (a) for a period of at least six (6) years, the articles of incorporation, code of by-laws and similar organizational documents of the Company to contain provisions no less favorable with respect to exculpation and indemnification of stockholders, directors, officers, employees and agents from and against Liabilities arising at or prior to the Closing than are set forth in the articles of incorporation, code of by-laws and similar organizational documents of the Company as of the date hereof, and (b) the Company shall purchase and maintain (at the sole expense of the Selling Stockholders) “tail” insurance policies with respect to Liability insurance for the foregoing persons (acting in their respective capacities as such) in connection with Liabilities arising at or prior to the Closing, in each case, with a claims period of at least six (6) years after the Closing Date and in amount and scope at least as favorable as the existing policies of the Company, and any costs or expenses related to or arising out of such “tail” insurance policies shall be Company Transaction Expenses that will in no event be deemed to be the responsibility of Purchaser or incurred at the direction of Purchaser.

6.17    Education Matters.

(a)           The Selling Stockholders and the Company will not, and will not permit the School to, suffer, permit or take any action which would reasonably be likely to cause (a) the loss of any Accreditation or Educational Approval of the School, or which would reasonably be likely to subject a School to a fine, limitation, suspension or termination action by ED not including provisional certification, posting a letter of credit or reporting status, (b) any School to lose Title IV Program eligibility as to any of its locations, branches or programs, or its eligibility to participate in one or more of the Title IV Programs in which and to the extent that it currently participates.

(b)           The Selling Stockholders and the Company will, and will cause the School to, comply with (i) all Laws and Educational Laws, the violation of which would terminate or materially impair the eligibility or approval of the Selling Stockholders, the Company or the School, for participation, if applicable, in any student Financial Assistance programs, including the Title IV Programs, (ii) the federal Truth-in-Lending Act, 15 U.S.C. § 1601 et seq., and all other consumer credit laws applicable to the Selling Stockholders, the Company or the School in connection with the advancing of student loans, (iii) all applicable statutory and regulatory State Education Agency requirements for authorization to provide postsecondary education, and (iv) all applicable Accreditation requirements.

(c)           Without limiting the generality of the foregoing and notwithstanding any limitation contained therein, the Selling Stockholders and the Company shall, and shall cause the School to, maintain in full force and effect (i) its status as an “eligible institution,” as defined in 34 C.F.R. §§ 600.2 and 600.5 (and the other sections incorporated therein by reference, as applicable), (ii) its certification or any other approval to participate in all Financial Assistance programs in which and to the extent that it currently participates, (iii) its Accreditations, (iv) its licenses to provide postsecondary education in all jurisdictions where it is so licensed, and (v) all other Educational Approvals.  The Selling Stockholders and the Company shall, and shall cause the School to take all steps to renew timely and maintain all Educational Approvals, and timely respond to and resolve findings of non-compliance asserted by any Education Agency.  Without limiting the generality of the foregoing and notwithstanding any limitations contained therein, the Selling Stockholders and the Company shall cause the School to maintain compliance in all material respects with (A) administrative capability requirements under 34 C.F.R. § 668.16, (B) Program Participation Agreement requirements under 34 C.F.R. § 668.14, (C) eligible program requirements under 34 C.F.R. §§ 668.8 and 668.9, (D) all requirements related to Cohort Default Rates, and (E) all requirements related to Perkins Cohort Default Rates.

(d)           During the period from the date hereof through the Closing Date, the Company, the Selling Stockholders, and the School shall (i) furnish to Purchaser or facilitate Purchaser’s electronic access to, within five (5) Business Days after they become available, copies of all (A) reports, renewals, filings, certificates, statements and other documents that are filed with any Education Agency and are material to the operation of the School and (B) material notices or communications from any Education Agency containing information specific to the compliance or scope of approval of the School, the Selling Stockholders, or the Company under the requirements of the Education Agency.

6.18    Cooperation Regarding Educational Regulatory Filings.  Following execution and delivery of this Agreement, Purchaser and the Stockholder Representative shall cooperate with respect to certain regulatory matters as set forth in this Section 6.18:

(a)           Prior to the Closing Date, the Selling Stockholders and the Company shall, and shall cause the School to deliver promptly such notices and filings as are necessary to perform or obtain the notices and consents identified on Schedule 4.3(c), including the Pre-Closing Educational Notices and Consents and the Pre-Acquisition Review Response; provided, that no such notices or filings shall be submitted by the Selling Stockholders, the Company or the School without the prior review and consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.  The Selling Stockholders, the Company and the School shall keep Purchaser informed of their written and oral communications with any Education Agency regarding any notice or consent identified on Schedule 4.3(c), including the Pre-Closing Educational Notices and Consents or the Pre-Acquisition Review Response, as promptly as possible, including providing copies of any written communications delivered to or received from any Education Agency related thereto as promptly as possible, allowing Purchaser the opportunity to take part in any meeting or substantive oral communication that the Selling Stockholders, the Company, or the School schedules with any Education Agency, and providing a written or oral report to Purchaser as promptly as possible regarding any meeting or substantive oral communications in which Purchaser did not take part.  Purchaser shall cooperate with the Company’s, the Selling Stockholders’, and the School’s efforts to make such filings including responding to requests for financial or other information or assurances that may be required from ED or any Education Agency, including by providing audited financial statements for Purchaser two most recently completed fiscal year in accordance with 34 C.F.R. § 600.21(g)(2)(iii).

(b)           Following the Closing Date, the Selling Stockholders will cooperate promptly with Purchaser in providing such information and assistance as Purchaser may reasonably request in connection with making notices to, and obtaining consents from, Educational Agencies relating to the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

7.1    Conditions Precedent to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions precedent (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a)           as of the date of this Agreement and as of the Closing as though made at and as of the Closing, (i) the representations and warranties set forth in Article III, to the extent qualified as to materiality, shall be true and correct as so qualified, and to the extent not so qualified, shall be true and correct in all material respects, other than the representations and warranties contained in (A) Section 3.1 (Authorization of Agreement), (B) Section 3.3 (Ownership and Transfer of Shares) and (C) Section 3.5 (Financial Advisors), which representations and warranties shall be true and correct, and (ii) the representations and warranties set forth in Article IV, to the extent qualified as to materiality or Material Adverse Effect, shall be true and correct as so qualified, and to the extent not so qualified, shall be true and correct in all material respects (except to the extent such representations and warranties expressly speak as of an earlier date, in which case such representations and warranties shall be so true and correct on and as of such earlier date), other than the representations and warranties set forth in (I) the first sentence of Section 4.1 (Organization and Good Standing), (II) Section 4.2 (Authorization of Agreement), (III) Section 4.4 (Capitalization), (IV) Section 4.5 (Subsidiaries) and (V) Section 4.26 (Financial Advisors), which representations and warranties shall be true and correct;

(b)           the Selling Stockholders and the Company shall have performed and complied in all material respects with the covenants and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date;

(c)           since the date of this Agreement, there shall not have been or occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or would reasonably be expected to have a Material Adverse Effect;

(d)           no Legal Proceedings shall have been instituted or threatened or claim or demand made against any Selling Stockholder, the Company or Purchaser, seeking to restrain or prohibit, or to obtain material damages with respect to, the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(e)           Purchaser shall have received the written resignations and release of claims to fees or expenses of each of the directors of the Company identified on Schedule 7.1(e) to the extent requested by Purchaser, each substantially in the form of Exhibit D hereto;

(f)           each of the persons listed on Schedule 7.1(f) shall have executed an employment agreement in a form mutually agreed between each such person and Purchaser (which Purchaser agrees to negotiate in good faith), as applicable, and such employment agreements shall be in full force and effect (other than by reason of Purchaser);

(g)           Linda Anderson Schwan Hondros shall have executed a consulting agreement regarding her continued service to the Company or the School, substantially in the form of Exhibit E hereto;

(h)           the Stockholder Representative and the Escrow Agent shall have executed the Escrow Agreement, and the Transition Services Agreement shall have been executed by each of the parties thereto (other than Purchaser);

(i)           as a result of ED’s review of the Pre-Acquisition Review Application for the change in ownership, the Pre-Acquisition Review Response, which shall have been obtained, shall confirm that the Pre-Acquisition Review Application is materially complete and that ED has not identified any impediment to issuing a TPPPA following timely receipt of notice of the Closing, without written indication that ED will impose any of the following conditions: (i) growth restrictions applicable to the School that restrict the opening of new locations, addition of new educational programs or revision of existing educational programs for any period; (ii) a requirement that the School implement a cash management or Title IV Program funding method other than advanced payment or heightened cash monitoring level 1; (iii) a requirement that Purchaser or any of its officers, directors or affiliates co-sign the School’s program participation agreement with ED or assume or guaranty any obligation of the Company, any Selling Stockholder, or the School; or (iv) limitations or restrictions on the amount of Title IV Program funds that the School may disburse.  ED’s Pre-Acquisition Review Statement shall be in effect as of the Closing and a copy thereof shall have been delivered to Purchaser;

(j)           appropriate notifications shall have been made and any required approvals shall have been obtained, as applicable, with respect to all other Pre-Closing Educational Notices and Consents listed on Annex II (other than Pre-Closing Educational Notices and Consents with respect to the Indiana Board for Proprietary Education, the Kentucky Council on Postsecondary Education, and the Nevada Commission on Postsecondary Education), no “material adverse change” shall have occurred in the terms or conditions of the applicable Educational Approvals, and no Education Agency shall have notified the Company, the Selling Stockholders, the School, or Purchaser that it will not approve the transaction contemplated herein.  For purposes of this Section 7.1(j), a “material adverse change” shall mean (i) a change or changes that would or would be reasonably likely, individually or in the aggregate, to impair materially the growth prospects of the Company, (ii) any requirement that Purchaser or any of its officers, directors, or affiliates assume or guarantee any obligation of the Company, any Selling Stockholder, or the School, or (iii) conditions that would not permit the School to continue operations in materially the same way as it operated prior to the Closing Date.  All such Pre-Closing Educational Notices and Consents shall be in effect as of the Closing and copies thereof shall have been delivered to Purchaser;

(k)           the Company shall have entered into an amendment to each Real Property Lease the landlord under which is an Affiliate of the Company, substantially in the form attached hereto as Exhibit F;

(l)           the Selling Stockholders and the Company shall have obtained those consents and given those notices listed on Schedule 7.1(l) in a form reasonably satisfactory to Purchaser, and copies thereof shall have been delivered to Purchaser; and

(n)           Purchaser shall have received the following items:

           (i)           copies of the pay-off letters from Fifth Third Bank, which include arrangements for release of any Liens relating to the Specified Indebtedness, pursuant to Section 6.14;

           (ii)           stock certificates from each of the Selling Stockholders representing the Shares, duly endorsed in blank or accompanied by stock transfer powers and with any requisite stock transfer tax stamps attached and otherwise sufficient to transfer the Shares to Purchaser;

           (iii)           a certificate of good standing dated not more than three Business Days prior to the Closing Date with respect to the Company issued by the Secretary of State of the State of Ohio;

           (iv)           an affidavit of non-foreign status from each of the Selling Stockholders that complies with Section 1445 of the Code (each, a “FIRPTA Affidavit”);

           (v)           a certificate from each Selling Stockholder, executed by the trustee of such Selling Stockholder in his or her capacity as such (without personal liability), dated the Closing Date, to the effect that, with respect to the representations, warranties, covenants and agreements of such Selling Stockholder, each of the conditions set forth in Sections 7.1(a) and 7.1(b) have been satisfied; and

(vi)           a certificate from the Company, executed by the Chairman and the President/Chief Executive Officer of the Company, in their capacities as such (without personal liability), dated the Closing Date, to the effect that with respect to the representations, warranties, covenants and agreements of the Company, each of the conditions set forth in Sections 7.1(a) and Section 7.1(b) have been satisfied.

7.2    Conditions Precedent to Obligations of the Selling Stockholders.  The obligations of the Selling Stockholders to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions precedent (any or all of which may be waived by the Stockholder Representative in whole or in part to the extent permitted by applicable Law):

(a)           the representations and warranties of Purchaser set forth in Article V, to the extent qualified as to materially, shall be true and correct, and, to the extent not so qualified, shall be true and correct in all material respects (other than the representations and warranties contained in (A) the first sentence of Section 5.1 (Organization and Good Standing), (B) Section 5.2 (Authorization of Agreement), and (C) Section 5.6 (Financial Advisors), which representations and warranties shall be true and correct), in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing;

(b)           Purchaser shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c)           no Legal Proceedings shall have been instituted or threatened or claim or demand made against any Selling Stockholder, the Company or Purchaser, seeking to restrain or prohibit, or to obtain material damages with respect to, the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)           the School shall have obtained the Pre-Closing Educational Notices and Consents listed on Annex II (other than Pre-Closing Educational Notices and Consents with respect to the Indiana Board for Proprietary Education, the Kentucky Council on Postsecondary Education, and the Nevada Commission on Postsecondary Education);

(e)           Purchaser and the Escrow Agent shall have executed the Escrow Agreement, and Purchaser shall have executed the Transition Services Agreement; and

(f)           the Selling Stockholder shall have received the following items:

(i)           the Purchase Price, in accordance with Section 2.2(b);

(ii)          a certificate of good standing dated not more than three Business Days prior to the Closing Date with respect to Purchaser issued by the Secretary of State of the State of Delaware; and

(iii)         a certificate from Purchaser, executed by the Chief Financial Officer of Purchaser, in his capacity as such (without personal liability), dated the Closing Date, to the effect that each of the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

ARTICLE VIII

INDEMNIFICATION

8.1    Survival of Representations and Warranties.  The representations, warranties, covenants and agreements of the parties contained in this Agreement, any certificate delivered pursuant hereto or any Selling Stockholder Document, Company Document or Purchaser Document shall survive the Closing through and including the fifth anniversary of the Closing Date (or, if longer in the case of covenants and agreements to be performed after the Closing, until fully performed); provided, however, that the representations and warranties (a) of the Selling Stockholders set forth in Sections 3.1 (Authorization of Agreement), 3.3 (Ownership and Transfer of Shares) and 3.5 (Financial Advisors) shall survive the Closing indefinitely, (b) of the Company set forth in the first sentence of Section 4.1 (Organization and Good Standing) and in Sections 4.2 (Authorization of Agreement), 4.4 (Capitalization), 4.5 (Subsidiaries) and 4.26 (Financial Advisors) shall survive the Closing indefinitely, (c) of the Company set forth in Sections 4.10 (Taxes), 4.15 (Employee Benefit Plans) and 4.19 (Environmental Matters) shall survive the Closing until the later of (i) the fifth anniversary of the Closing Date and (ii) ninety (90) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof and (d) of Purchaser set forth in the first sentence of Section 5.1 (Organization and Good Standing) and in Sections 5.2 (Authorization of Agreement) and 5.6 (Financial Advisors) shall survive the Closing indefinitely (in each case, the “Survival Period”);  provided, however, that any obligations under Sections 8.2(a)(i), 8.2(a)(ii) and 8.2(b)(i) shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice to the indemnifying party in accordance with Section 8.3(a) before the termination of the applicable Survival Period.

8.2    Indemnification.

(a)           From and after the Closing, subject to the provisions of this Article VIII, the Selling Stockholders hereby agree, jointly and severally, to indemnify and hold Purchaser, the Company, and their respective directors, officers, employees, Affiliates, stockholders, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all losses, liabilities, obligations, judgments, deficiencies, damages, interest, fines, penalties, assessments, awards, costs and expenses (including reasonable attorneys’ and other professionals’ fees and expenses) (individually, a “Loss” and, collectively, “Losses”):

           (i)           based upon, arising out of or resulting from (A) the failure of any of the representations or warranties made by the Selling Stockholders in Article III or IV or in any Selling Stockholder Document to be true and correct in all respects at and as of the date hereof and at and as of the Closing Date, and (B) those matters set forth on Schedule 8.2(a);

           (ii)           based upon, arising out of or resulting from the failure of any of the representations or warranties made by the Company in Article IV or in any Company Document to be true and correct in all respects at and as of the date hereof and at and as of the Closing Date (except to the extent such representations and warranties expressly speak as of an earlier date, in which case such representations and warranties need only be true and correct on and as of such earlier date);

(iii)         based upon, arising out of or resulting from the breach of any covenant or other agreement on the part of the Selling Stockholders or (in the case of covenants or agreements to be performed by the Company prior to the Closing) the Company under this Agreement or any Selling Stockholder Document or Company Document; and

           (iv)           based upon, arising out of or resulting from any fees, commissions, or like payments by any Person having acted or claiming to have acted, directly or indirectly, as a broker, finder or financial advisor for the Selling Stockholders or the Company in connection with the transactions contemplated by this Agreement.

(b)           From and after the Closing, subject to the provisions of this Article VIII, Purchaser hereby agrees to indemnify and hold the Selling Stockholders and their respective Affiliates, successors and permitted assigns (collectively, the “Selling Stockholder Indemnified Parties”) harmless from and against, and pay to the applicable Selling Stockholder Indemnified Parties the amount of any and all Losses based upon, arising out of or resulting from:

           (i)           the failure of any of the representations or warranties made by Purchaser in Article V or in any Purchaser Document to be true and correct in all respects at the date hereof and as of the Closing Date; and

           (ii)           the breach of any covenant or other agreement on the part of Purchaser or (in the case of covenants or agreements to be performed by the Company after the Closing) the Company under this Agreement, any Purchaser Document or any Company Document.

8.3    Indemnification Procedures.

(a)           A claim for indemnification for any matter not involving a third party claim may be asserted by prompt written notice to the party from whom indemnification is sought; provided, however, that failure to so promptly notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this Article VIII, except to the extent the indemnifying party is prejudiced by such delay or failure to notify.

(b)           In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 8.2 hereof (regardless of the limitations set forth in Section 8.4) (a “Third Party Claim”), the indemnified party shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party.  The failure of the indemnified party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party is prejudiced by such delay or failure to notify.  Subject to the provisions of this Section 8.3, the indemnifying party shall have the right but not the obligation, at its sole expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder; provided that the indemnifying party shall have acknowledged in writing to the indemnified party its obligation to indemnify the indemnified party as provided hereunder with respect to such Third Party Claim.  If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified by it hereunder, it shall within ten Business Days of the indemnified party’s written notice of the assertion of such Third Party Claim (or sooner, if a procedural deadline relating to the Third Party Claim so requires) notify the indemnified party of its intent to do so, and the indemnifying party shall take commercially reasonable steps to conduct the defense of the Third Party Claim diligently.  If the indemnifying party (w) elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, (x) fails to notify the indemnified party of its election as herein provided, (y) after assuming the defense of a Third Party Claim, contests its obligation to indemnify the indemnified party for such Losses under this Agreement, or (z) after assuming the defense of a Third Party Claim, fails to take commercially reasonable steps necessary to defend diligently such Third Party Claim, the indemnified party shall have the right but not the obligation to defend against, negotiate, settle or otherwise deal with such Third Party Claim; it being understood that the indemnified party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim.  If the indemnified party defends any Third Party Claim, then the indemnifying party shall reimburse the indemnified party for the reasonable expenses of defending such Third Party Claim upon submission of periodic bills.  If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate, at his or its own expense, in the defense of such Third Party Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and, as a result, the indemnifying party could not adequately represent the interests of the indemnified party with respect to such Third Party Claim; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Third Party Claim.  The indemnified party shall take commercially reasonable steps to defend diligently any Third Party Claim in which it participates as contemplated by this Section 8.3.  The parties hereto agree to provide reasonable access to the other to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim.  Notwithstanding anything in this Section 8.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment; provided that the consent of the indemnified party shall not be required if the claimant or claimants provide an unqualified release from all Liability in respect of the Third Party Claim.  If the indemnifying party makes any payment on any Third Party Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Third Party Claim.  Notwithstanding the foregoing, if a Third Party Claim (i) seeks relief other than the payment of monetary damages or would result in the imposition of a consent order, injunction or decree that would materially restrict the future activity or conduct of the indemnified party or any of its Affiliates or (ii) seeks a finding or admission of a violation of applicable Law by the indemnified party or any of its Affiliates or (iii) would result in any monetary liability of the indemnified party that will not be fully and promptly paid or reimbursed by the indemnifying party, other than to the extent the result of a breach by the indemnified party, then, in each such case, the indemnified party shall be entitled to contest, defend, compromise and settle (subject to the indemnifying party’s right to participate in such defense at its own expense and, with respect to any such settlement or compromise, to obtaining the consent of the indemnifying party, such consent not to be unreasonably withheld, delayed or conditioned) such Third Party Claim in the first instance (and, in such event, the indemnified party shall take commercially reasonable steps to defend such Third Party Claim diligently) and, if the indemnified party does not contest, defend, compromise or settle such Claim, the indemnifying party shall then have the right to contest and defend (but not settle or compromise without the consent of the indemnified party, such consent not to be unreasonably withheld, delayed or conditioned) such Third Party Claim.

(c)           After any final, non-appealable decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction (or after the expiration of the time in which to appeal therefrom), or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have reached an agreement, in each case with respect to an  indemnifiable claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall pay all of such remaining sums so due and owing to the indemnified party in accordance with Section 8.5 and the other provisions of this Article VIII.

(d)           All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.4 `Limitations on Indemnification.

(a)           An indemnifying party shall not have any liability under Section 8.2(a)(i), Section 8.2(a)(ii) or Section 8.2(b)(i) hereof unless the aggregate amount of Losses incurred by the indemnified parties and indemnifiable thereunder based upon, attributable to or resulting from the failure of any of the representations or warranties to be true and correct exceeds $150,000 (the “Basket”) and, in such event, the indemnifying party shall be required to pay only such Losses that exceed the Basket; provided that the Basket limitation shall not apply to Losses related to the failure to be true and correct of any of the representations and warranties set forth in Sections 3.1 (Authorization of Agreement), 3.3 (Ownership and Transfer of Shares), 3.5 (Financial Advisors), the first sentence of 4.1 (Organization and Good Standing), 4.2 (Authorization of Agreement), 4.4 (Capitalization), 4.5 (Subsidiaries), 4.10 (Taxes), 4.26 (Financial Advisors), the first sentence of 5.1 (Organization and Good Standing), 5.2 (Authorization of Agreement) and 5.6 (Financial Advisors) hereof.

(b)           The Selling Stockholders shall not have any liability to any Person under Section 8.2(a)(i) or Section 8.2(a)(ii) for an aggregate amount of Losses exceeding the then remaining portion of the Indemnity Escrow Amount in connection with Losses based upon, arising out of or resulting from the failure to be true and correct of any of the representations or warranties of the Selling Stockholders or the Company set forth in Articles III and IV or those matters set forth on Schedule 8.2(a), or in any certificate delivered pursuant hereto, Selling Stockholder Document or Company Document, and the Purchaser Indemnified Parties’ sole source for satisfaction of indemnification claims relating to such Losses shall be the then remaining portion of the Indemnity Escrow Amount held by the Escrow Agent pursuant to the Escrow Agreement; provided that the foregoing limitations shall not apply with respect to Losses related to the failure to be true and correct of any of the representations or warranties contained in Sections 3.1 (Authorization of Agreement), 3.3 (Ownership and Transfer of Shares), 3.5 (Financial Advisors), the first sentence of 4.1 (Organization and Good Standing), 4.2 (Authorization of Agreement), 4.4 (Capitalization), 4.5 (Subsidiaries), 4.10 (Taxes), and 4.26 (Financial Advisors), or to claims of, or causes of action arising from, fraud or claims or causes of action to the extent seeking equitable relief.

(c)           Notwithstanding anything herein to the contrary, the maximum aggregate amount recoverable by the Purchaser Indemnified Parties from the Selling Stockholders in accordance with this Article VIII shall be an amount equal to the Purchase Price.

(d)           For purposes of calculating Losses hereunder, but not for determining whether a breach has occurred, any materiality or Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be disregarded.

(e)           Except with respect to damages awarded in a Third Party Claim, no indemnifying party shall be liable to any indemnified party for any special, indirect, consequential, contingent, speculative, punitive or exemplary damages.

(f)           The amount of any Losses indemnifiable by any indemnifying party to any indemnified party pursuant to this Article VIII will be reduced to reflect any amount actually recovered by the indemnified party under insurance policies or otherwise with respect to such Losses (including amounts recovered under this Article VIII).  The amount of any Losses for which an indemnification payment is due under this Agreement shall be reduced if and to the extent such Losses were included in the calculation of the Closing Working Capital.

(g)           From and after the Closing, notwithstanding anything to the contrary set forth herein or in any document contemplated hereby, the indemnification provisions of this Article VIII shall be the sole and exclusive remedies of the Purchaser Indemnified Parties and Selling Stockholder Indemnified Parties for monetary damages arising or resulting from any breach of the representations or warranties or nonperformance of or default under the covenants and agreements contained in this Agreement or any document contemplated hereby, or any other claims for damages or liabilities arising in connection with the transactions contemplated hereby and thereby (other than claims or causes of action to the extent seeking equitable relief); provided, however, that nothing contained in this Agreement shall relieve or limit the Liability of any party from any Losses arising out of or resulting from such party’s fraud in connection with the transactions contemplated by this Agreement.  In furtherance of the foregoing, except as expressly contemplated by this Article VIII, each party hereby waives, on behalf of itself and each other Purchaser Indemnified Party and Selling Stockholder Indemnified Party, as applicable, to the fullest extent permitted under applicable Law, except in the case of fraud, any and all rights, claims and causes of action it may have for monetary damages arising under or based upon any Law, or any Educational Law, under this Agreement or any document contemplated hereby, or otherwise relating to the subject matter of this Agreement or any document contemplated hereby.

(h)           Notwithstanding any provision in this Agreement to the contrary, each of the Selling Stockholders hereby irrevocably waives any and all claims and right to recourse against the Company with respect to any misrepresentation or breach of any representation, warranty or indemnity, or noncompliance with any conditions, covenants or agreements, given or made by the Company in this Agreement, the Selling Stockholder Documents, Company Documents, Purchaser Documents or any other agreements and documents executed or to be executed in order to consummate the transactions contemplated by this Agreement, in each case, except to the extent to be performed after the Closing.  The Selling Stockholders shall not be entitled to contribution from, subrogation to or recovery against the Company with respect to any Losses of the Selling Stockholders that may arise under or pursuant to this Agreement, the Selling Stockholder Documents, Purchaser Documents, Company Documents or any other agreements and documents executed or to be executed by the parties in connection herewith, in each case, except to the extent to be performed after the Closing.

8.5    Escrow.  Notwithstanding anything in this Agreement to the contrary, any payment the Selling Stockholders are obligated to make to any Purchaser Indemnified Parties pursuant to this Article VIII shall be paid first, to the extent there are sufficient funds in the Indemnity Escrow Account, by release of funds to the Purchaser Indemnified Parties from the Indemnity Escrow Account by the Escrow Agent within five Business Days after such payment becomes payable hereunder (and shall accordingly reduce the Indemnity Escrow Amount) and, second, to the extent the Indemnity Escrow Amount is insufficient to pay any remaining sums due, and such payment relates to a Loss for which the Indemnity Escrow Amount is not the sole recourse pursuant to Section 8.4(b), then the Selling Stockholders shall be required to pay all of such additional sums due and owing to the Purchaser Indemnified Parties by wire transfer of immediately available funds within five Business Days after such amounts become payable hereunder.  On the fifth anniversary of the Closing Date, the Escrow Agent shall release the Indemnity Escrow Amount (to the extent not utilized to pay Purchaser for any indemnification claim or otherwise earlier released in accordance with the terms of the Escrow Agreement) to the Selling Stockholders (in accordance with the directions of the Stockholder Representative), except that the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) equal to the amount of claims for indemnification under this Article VIII asserted prior to such fifth anniversary but not yet resolved (“Unresolved Claims”).  The Indemnity Escrow Amount retained for Unresolved Claims shall be released by the Escrow Agent (to the extent not utilized to pay Purchaser for any such claims resolved in favor of Purchaser) upon their resolution in accordance with this Article VIII and the terms of the Escrow Agreement.

8.6    Tax Matters.

(a)           Tax Indemnification.

(i)           The Selling Stockholders hereby agree, jointly and severally, to indemnify and hold the Purchaser Indemnified Parties harmless from and against, and to pay to the Purchaser Indemnified Parties the amount of any and all Losses in respect of (A) except as provided in Section 8.6(j)(iv), all Taxes of the Company (or any predecessor thereof) (1) for any taxable period ending on or before the Closing Date, and (2) for the portion of any Straddle Period ending at the close of business on the Closing Date (determined as provided in Section 8.6(c)); (B) any and all Taxes imposed on any member of a consolidated, combined or unitary group of which the Company (or any predecessor thereof) is or was a member on or prior to the Closing Date by reason of the liability of the Company (or any predecessor thereof), pursuant to Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law); and (C) any failure by the Selling Stockholders to timely pay any Taxes required to be borne by the Selling Stockholders pursuant to Section 8.6(f); provided, however, that in the case of any of the foregoing amounts, the Selling Stockholders shall be liable only to the extent such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Balance Sheet (rather than in any notes thereto) and taken into account in determining the adjustment to the Purchase Price pursuant to Section 2.4.

(ii)           Purchaser agrees to indemnify and hold the Selling Stockholders harmless from and against (A) any and all Taxes for which the Selling Stockholders are not liable under this Agreement, and (B) the reimbursement amount referred to in Section 8.6(j)(iii).

(b)           Filing of Tax Returns; Payment of Taxes.

           (i)           The Company shall timely file all Tax Returns required to be filed by it on or prior to the Closing Date (giving effect to valid filing extensions) and shall pay or cause to be paid all Taxes shown as due thereon.  All such Tax Returns shall be prepared in a manner consistent with the prior practice of the Company.  The Company shall provide Purchaser with copies of completed drafts of such Tax Returns at least twenty days prior to the due date for filing thereof, along with supporting workpapers upon request, for Purchaser’s review and approval.  The Stockholder Representative and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing.  In the event that the Selling Stockholders and Purchaser are unable to resolve any dispute with respect to such Tax Return at least ten days prior to the due date for filing, such dispute shall be resolved pursuant to Section 8.6(g), which resolution shall be binding on the parties.

           (ii)           Purchaser shall be responsible for the preparation and timely filing of all Tax Returns of the Company for tax periods that begin before the Closing Date and are required to be filed after the Closing Date (including the Company’s final federal and state S corporation income Tax Return(s) for the short taxable period resulting from the purchase of the Shares hereunder); provided, however, that Purchaser shall provide the Stockholder Representative with: (i) copies of completed drafts of such Tax Returns at least fifteen (15) days prior to the due date for filing thereof, along with supporting workpapers upon request, for the Stockholder Representative’s review and approval, and (ii) a statement of Taxes owed in connection with the filing of such Tax Returns and the Selling Stockholders’ share thereof.  All such Tax Returns shall be prepared and filed in a manner consistent with the prior practice of the Company, except as may be otherwise required by applicable Law and as may be necessary to reflect the Section 338(h)(10) Election (defined below).  The Stockholder Representative and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing.  In the event that Purchaser and the Stockholder Representative are unable to resolve any dispute with respect to any such Tax Return at least ten days prior to the due date for filing, such dispute shall be resolved pursuant to Section 8.6(g), which resolution shall be binding on the parties.  At least five (5) days prior to the due date for filing such a Tax Return, the Selling Stockholders shall pay to Purchaser (for the benefit of the Company) the funds required for the payment of those Taxes that are determined as set forth above and otherwise in this Agreement to be the responsibility of the Selling Stockholders, but, for the avoidance of doubt, only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Balance Sheet (rather than in any notes thereto) and taken into account in determining the adjustment to the Purchase Price pursuant to Section 2.4.  No payment pursuant to this Section 8.6(b)(ii) shall excuse the Selling Stockholders from their indemnification obligations pursuant to Section 8.6(a) if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount of the payment under this Section 8.6(b)(ii).

(iii)           Purchaser shall also be responsible for causing the Company following the Closing to furnish to each Selling Stockholder in a timely manner, in accordance with applicable Tax Law, a Schedule K-1 reflecting such Selling Stockholder’s share of the Company’s income, gain, loss, deduction and credits for the short taxable period of the Company resulting from the purchase of the Shares hereunder.  Such Schedule K-1s shall be prepared in a manner consistent with the final S corporation income Tax Return of the Company, prepared pursuant to the procedures described in Section 8.6(b)(ii).

(c)           Straddle Period Tax Allocation.  The Company will, to the extent permitted under applicable Law, close the taxable period of the Company as of the close of business on the Closing Date.  If applicable Law does not permit the Company to close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not begin or end on that day) (a “Straddle Period”), the Taxes, if any, attributable to a Straddle Period shall be allocated (i) to the Selling Stockholders for the period up to and including the close of business on the Closing Date, and (ii) to Purchaser for the period subsequent to the Closing Date.  Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period shall be made by means of a closing of the books and records of the Company as of the close of the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period; and in the case of any Taxes other than Taxes based upon or related to income or gross receipts, the amount of such Taxes attributable to the pre-Closing portion of the Straddle Period shall also be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

(d)           Tax Audits.

           (i)           If either party receives notice of any Legal Proceeding with respect to Taxes of the Company (a “Tax Proceeding”) for which the other party may reasonably be expected to be liable pursuant to Section 8.6(a), the party receiving such notice shall promptly notify the other party in writing of such Tax Proceeding (and shall deliver a copy of such notice to such other party).  To the extent that a party’s failure to provide such notice materially prejudices the other party’s ability to defend such Tax Proceeding, then such other party’s indemnification obligations shall be null and void with regard to such claim.

           (ii)           The Stockholder Representative (on behalf of the Selling Stockholders) shall have the right to conduct and control any Tax Proceeding to the extent it relates to a taxable period ending on or prior to the Closing Date; provided, however, that the Stockholder Representative shall not, without the consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, settle or compromise any such Tax Proceeding in a manner that would have the effect of materially increasing the Taxes of the Company in a taxable period beginning after the Closing Date.  Purchaser shall have the right to participate in such Tax Proceeding at its own expense.  Purchaser’s right to participate shall include, but shall not be limited to, the right to receive copies of all correspondence from any Governmental Body relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any Tax Proceeding, and the Stockholder Representative shall consider in good faith any comments provided by Purchaser.  The Stockholder Representative may elect to waive the Stockholder Representative’s right under this Section 8.6(d)(ii) to direct and control any such Tax Proceeding.  Unless the Stockholder Representative notifies Purchaser of its intent to direct and control any such Tax Proceeding within twenty (20) days of receipt of the notice of any such Tax Proceeding, the Stockholder Representative shall be deemed to have waived its right to direct and control such Tax Proceeding.  In the event that the Stockholder Representative waives its right to direct and control such Tax Proceeding, Purchaser shall assume control of such Tax Proceeding and the Selling Stockholders shall be liable to Purchaser for all costs and expenses of such Tax Proceeding.  Upon such a waiver, the Stockholder Representative shall have the right to participate (at the Selling Stockholders’ expense) in any such Tax Proceeding.  The Stockholder Representative’s right to participate shall include, but shall not be limited to, the right to receive copies of all correspondence from any Governmental Body relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any Tax Proceeding, and Purchaser shall consider in good faith any comments provided by the Stockholder Representative.

(iii)           In the case of any Tax Proceeding relating to a Straddle Period, Purchaser shall have the right to control the conduct of such Tax Proceeding, provided that the Stockholder Representative shall have the right to participate (at the Selling Stockholders’ expense) in any such Tax Proceeding with respect to which payment may be sought from the Selling Stockholders pursuant to this Agreement.  The Stockholder Representative’s right to participate shall include, but shall not be limited to, the right to receive copies of all correspondence from any Governmental Body relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any Tax Proceeding, and Purchaser shall consider in good faith any comments provided by Stockholder Representative.  Purchaser may not settle or compromise any Tax Proceeding for any Straddle Period that would result in an indemnification obligation of the Selling Stockholders for Taxes under this Agreement without prior written consent of the Stockholder Representative; provided, however, that  consent shall not be unreasonably withheld, delayed or conditioned.

(e)           Cooperation on Tax Matters.  Purchaser and the Company, on the one hand, and the Selling Stockholders, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of any Tax Returns pursuant to this Section 8.6 and the conduct of any Tax Proceeding.  Such cooperation shall include the provision of any reasonably requested power of attorney with respect to such Tax Returns or Tax Proceedings in order to carry out the agreements set forth in this Section 8.6.  Purchaser and the Company, on the one hand, and the Selling Stockholders, on the other hand, further agree (after Closing): (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by any other party, any extensions thereof) of the respective taxable periods, (ii) upon any other party’s request, to give such other party access to such books and records which are reasonably relevant to a Tax Return or Tax Proceeding and to make employees and personnel available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, (iii) to abide by all record retention agreements entered into with any Taxing Authority, and (iv) to give each other party reasonable written notice prior to transferring, destroying or discarding any such books and records, and, if any such other party so requests, to allow such other party within a reasonable time to take possession of such books and records to the extent they would otherwise be destroyed or discarded.

(f)           Transfer Taxes.  The Selling Stockholders shall be liable for and shall pay all sales, use, stamp, documentary, filing, recording, transfer or similar Taxes levied by any Taxing Authority in connection with the purchase and sale of the Shares pursuant to this Agreement.

(g)           Disputes.  Any dispute as to any matter covered in this Section 8.6 that the parties cannot resolve shall be resolved by an independent accounting firm mutually acceptable to the Stockholder Representative and Purchaser.  The fees and expenses of such accounting firm shall be borne equally by the Selling Stockholders, on the one hand, and Purchaser, on the other.  If any dispute with respect to a Tax Return is not resolved prior to the due date for filing such Tax Return (including valid filing extensions), such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct; provided, however, that upon the accounting firm’s final resolution of the matter, an amended Tax Return shall be filed if and to the extent necessary to reflect such final resolution.

(h)           Time Limits.  Any claim for indemnity under this Section 8.6 may be made at any time prior to 60 days after the expiration of the applicable Tax statute of limitations with respect to the relevant taxable period (including all periods of extension, whether automatic or permissive).

(i)           Conflict.  In the event of a conflict between the provisions of this Section 8.6, on the one hand, and the provisions of Sections 8.1 through 8.4, on the other hand, the provisions of this Section 8.6 shall control.

(j)           Section 338(h)(10) Election.

           (i)           The Selling Stockholders and Purchaser shall join in making an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local and foreign Tax law) (collectively, the “Section 338(h)(10) Election”) with respect to the purchase and sale of the Shares hereunder, and the Selling Stockholders shall take all such actions as are necessary to make effective the Section 338(h)(10) Election, including cooperation regarding the timely execution, delivery and filing of all Tax Returns (including IRS Form 8023) in respect thereof.  Except as provided in Section 8.6(j)(iv), each Selling Stockholder will include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on such Selling Stockholder’s Tax Returns to the extent permitted or required by applicable Tax laws.  Purchaser shall not be liable for any Tax under Section 1374 of the Code in connection with the Section 338(h)(10) Election.

(ii)           Within 60 days after the Closing Date, Purchaser shall prepare and deliver to the Stockholder Representative Purchaser’s proposed allocation of the Purchase Price (and any liabilities assumed hereunder) among the assets of the Company in accordance with the requirements of Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder.  The Stockholder Representative shall review the proposed allocation and the parties shall negotiate in good faith to resolve any disagreements with respect thereto.  If Purchaser and the Stockholder Representative reach agreement with respect to such allocation (or if such allocation becomes binding on the parties as set forth below), then each party agrees: (A) to memorialize such agreement in a signed written document, (B) to complete and timely file any necessary Tax forms (including IRS Form 8883 and any comparable forms for state, local and foreign Tax purposes) in accordance with such allocation, (C) to file their respective Tax Returns consistent with such allocation, and not take any position before any Taxing Authority that is inconsistent with the effectiveness of the Section 338(h)(10) Election or with such Tax forms, (D) to promptly inform the other party of any challenge by any Taxing Authority to the allocation agreed upon pursuant to this Section 8.6(j), and (E) in the event of any such challenge, to consult with and keep the other party informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.  If Purchaser and the Stockholder Representative are unable to reach agreement with respect to such allocation within thirty (30) days of the date such allocation is received by the Stockholder Representative, the dispute shall be resolved by the dispute resolution procedures set forth in Section 8.6(g).  If the Stockholder Representative does not respond within thirty (30) days of receipt of the proposed allocation from Purchaser, the allocation reflected on Purchaser’s proposed allocation shall be binding on the parties hereto.

(iii)           The Selling Stockholders shall pay to the applicable Taxing Authorities all Taxes owed by them attributable to the purchase and sale of the Shares hereunder and the making of the Section 338(h)(10) Election hereunder; provided, however, that Purchaser shall reimburse the Selling Stockholders (in accordance with their ownership of the Shares as set forth on Exhibit A) for an amount equal to: (A) the aggregate income Tax liability of the Selling Stockholders resulting from the purchase and sale of the Shares and the making of the Section 338(h)(10) Election, minus (B) the aggregate income Tax liability that the Selling Stockholders would have incurred assuming that the purchase and sale of the Shares had occurred as provided herein but that no Section 338(h)(10) Election was made.  For purposes of computing the aggregate income Tax liability of the Selling Shareholders and the amount to be reimbursed by Purchaser pursuant to the preceding sentence, Taxes shall be computed using the following assumptions (v) all income resulting from the sale of Shares will be taxed in the year of the sale; (w) the applicable rate to compute the federal income Tax liability on that portion of the income constituting ordinary income shall be 39.6%; (x) the applicable rate to compute the federal income Tax liability on that portion of the income constituting capital gain shall be 23.8%; (y) the applicable rate to compute the federal income Tax liability on that portion of the income constituting unrecaptured 1250 gain shall be 25%; and  (z) the applicable rate to compute the Ohio state  income Tax liability on that portion of the income subject to Ohio state tax income tax shall be 5.925%.  Upon the completion of the income Tax Returns of the Company for the short taxable period ending on the Closing Date (in accordance with the procedures set forth in Section 8.6(b)), Purchaser shall deliver to the Stockholder Representative Purchaser’s calculation of the reimbursement to be made pursuant to this Section 8.6(j)(iii), along with the work papers supporting such calculation, and Purchaser shall make available to the Stockholder Representative such additional information as the Stockholder Representative reasonably requests to allow the Stockholder Representative to examine the accuracy of such reimbursement calculation.  Any dispute regarding the calculation of the reimbursement amount shall be governed by the dispute resolution procedures set forth in Section 8.6(g).  Upon the final determination of the reimbursement amount to be made by Purchaser under this Section 8.6(j)(iii), Purchaser shall pay such amount to the Selling Stockholders in accordance with their ownership of the Shares as set forth on Exhibit A, to accounts designated in writing by the Stockholder Representative.  Any amount paid pursuant to this Section 8.6(j)(iii) shall be considered to be an adjustment to the Purchase Price.

(iv)           Notwithstanding anything to the contrary in this Agreement, the parties acknowledge and agree that (A) Purchaser shall be responsible for the payment of any and all state or local income Taxes imposed on the Company (including the payment, on or before December 31, 2013, of all Ohio Taxes owed on account of any Company Ohio Composite Income Tax Return as a result of the making of the Section 338(h)(10) Election), and (B) such Taxes  shall not be included in the reserve for Taxes on the face of the Closing Balance Sheet, or otherwise, in determining the adjustment to the Purchase Price pursuant to Section 2.4.

ARTICLE IX

TERMINATION

9.1    Termination of Agreement.  This Agreement may be terminated prior to the Closing as follows:

(a)           at the election of the Stockholder Representative or Purchaser on or after October 15, 2013 (such date, as it may be extended under Section 9.1(a), the “Termination Date”), if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in material default of any of its obligations hereunder; and provided, further, that (i) either Purchaser or the Stockholder Representative shall have the option to extend the Termination Date for an additional period of time not to extend beyond November 3, 2013, and (ii) either Purchaser or the Stockholder Representative shall have the option to extend the Termination Date for an additional period of time not to extend beyond (A) December 15, 2013, in which case Purchaser will owe an aggregate amount of $100,000 to the Selling Stockholders if Purchaser exercises such extension right, or (B) March 15, 2014, in which case Purchaser will owe an additional aggregate amount of $150,000 to the Selling Stockholders if Purchaser exercises such extension right, in each case, if all other conditions to the Closing are satisfied or capable of then being satisfied and the sole reason that the Closing has not been consummated is that the conditions set forth in Section 7.1(i), Section 7.1(j) and/or Section 7.1(l) have not been satisfied due to the failure to obtain the necessary consents and approvals under applicable Education Law or otherwise and any of Purchaser, the Company or the Selling Stockholders is still attempting to obtain such necessary consents and approvals under applicable Education Law or otherwise, or is contesting the refusal of the relevant Education Agency to give such consents or approvals. For purposes of extending the Termination Date pursuant to the foregoing proviso, the party requesting the extension shall provide written notice to the other party no later than 5:00 p.m. Baltimore time on the Business Day prior to the Termination Date, and Purchaser shall pay the amounts (if any) owed pursuant to the foregoing clauses (A) and (B) by wire transfer of immediately available funds to accounts designated in writing by the Stockholder Representative, and allocated among the Selling Stockholders in accordance with their ownership of the Shares as set forth on Exhibit A, by the later of (x) the date of the applicable notice of extension and (y) three Business Days following the date on which the Stockholder Representative designates such accounts in writing.  If the Termination Date has not been extended past November 3, 2013 or December 15, 2013, as applicable, in accordance with this Section 9.1(a), then this Agreement shall automatically terminate without any further action of the parties;

(b)           by mutual written consent of the Stockholder Representative and Purchaser;

(c)           by written notice from Purchaser to the Stockholder Representative that there has been an event, change, occurrence or circumstance, individually or in the aggregate with any such events, changes, occurrences or circumstances that has had since the Balance Sheet Date or, in any event, would reasonably be expected to have a Material Adverse Effect;

(d)           by the Stockholder Representative or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(e)           by Purchaser if any Selling Stockholder or the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of any Selling Stockholder or the Company shall have become untrue, in either case such that the conditions set forth in Sections 7.1(a) or 7.1(b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within thirty days following receipt by the Stockholder Representative of notice of such breach from Purchaser; provided that the cure period for a breach by a Selling Stockholder of its obligation to deliver the Shares at the Closing shall be two Business Days); or

(f)           by the Stockholder Representative if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within thirty days following receipt by Purchaser of notice of such breach from the Stockholder Representative; provided that the cure period for a breach by Purchaser of its obligation to pay the Purchase Price at the Closing shall be two Business Days).

9.2    Procedure Upon Termination.  In the event of a valid termination of this Agreement by Purchaser or the Stockholder Representative, or both, pursuant to Section 9.1, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by Purchaser, the Company, the Stockholder Representative or the Selling Stockholders.

9.3    Effect of Termination.  In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to Purchaser, any Selling Stockholder or the Company; provided, however, that the obligations of the parties set forth in this Section 9.3, Article X, Section 6.1(b) and Section 6.9 hereof shall survive any such termination and shall be enforceable hereunder; provided, further, however, that nothing in this Section 9.3 shall relieve Purchaser, any Selling Stockholder or the Company of any Liability for a breach of this Agreement prior to the effective date of termination.

ARTICLE X

MISCELLANEOUS

10.1    Expenses.  Except as otherwise provided in this Agreement, each Selling Stockholder and Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, it being understood that in no event shall the Company bear any of such costs and expenses.  Notwithstanding the foregoing, the Selling Stockholders, on the one hand, and Purchaser, on the other hand, shall be responsible for, and shall pay directly or promptly reimburse the other for amounts paid by or on its behalf, one-half of all filing fees and related fees and expenses lawfully payable to or at the request of any Governmental Body or Education Agency in connection with this Agreement, the Selling Stockholder Documents, the Company Documents, the Purchaser Documents and the consummation of the transactions contemplated hereby and thereby.

10.2    Stockholder Representative.

(a)           Each Selling Stockholder hereby irrevocably appoints John G. Hondros as the Stockholder Representative, to act as such Selling Stockholder’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of such Selling Stockholder with respect to the transfer of such Selling Stockholder’s Shares to Purchaser in accordance with the terms and provisions of this Agreement and to act on behalf of such Selling Stockholder in any amendment of or litigation or arbitration involving this Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Stockholder Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including the power:

           (i)           to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Selling Stockholders to consummate the transactions contemplated by this Agreement;

           (ii)           to negotiate, execute and deliver all ancillary agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Selling Stockholder shall execute and deliver any such documents which the Stockholder Representative agrees to execute);

           (iii)           to terminate this Agreement if the Selling Stockholders are entitled to do so;

           (iv)           to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with the any claims under this Agreement, including service of process in connection with arbitration;

           (v)           to contest and settle any and all claims for indemnification pursuant to Article VIII;

           (vi)           to resolve any disputes hereunder and to engage and employ agents and representatives and to incur such expenses as the Stockholder Representative shall deem reasonably necessary or prudent;

           (vii)           to approve matters relating to the Escrow Agreement and take all actions which may be taken by the Selling Stockholder thereunder, including with respect to disbursements of the Indemnity Escrow Amount;

           (viii)           to take all actions contemplated to be taken by the Stockholder Representative under this Agreement; and

           (ix)           to take all actions which under this Agreement may be taken by the Selling Stockholders and to do or refrain from doing any further act or deed on behalf of the Selling Stockholder which the Stockholder Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as such Selling Stockholder could do if personally present.

(b)           If John G. Hondros becomes unable to serve as Stockholder Representative, Linda Anderson Schwan Hondros, or such other Person or Persons as may be designated by a majority-in-interest of the Selling Stockholders, shall succeed as the Stockholder Representative.

(c)           Each Selling Stockholder agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Stockholder Representative and shall survive the bankruptcy, dissolution or liquidation of any Selling Stockholder.  All decisions and actions by the Stockholder Representative (to the extent authorized by this Agreement) shall be binding upon all Selling Stockholders, and no Selling Stockholder shall have the right to object, dissent, protest or otherwise contest the same.  Each Selling Stockholder agrees that Purchaser, the Company and the Escrow Agent shall be entitled to rely on any decision, instruction, consent, action taken or omission to act by the Stockholder Representative, on behalf of such Selling Stockholder, pursuant to Section 10.2(a) above or as specified elsewhere in this Agreement (an “Authorized Action”), and that each Authorized Action shall be binding on each Selling Stockholder as fully as if such Selling Stockholder had taken such Authorized Action.  Each Selling Stockholder acknowledges and agrees that the provisions of this Section 10.2 shall be binding upon the legal representatives, personal representatives, successors and permitted assigns of such Selling Stockholder, and any references in this Agreement to a Selling Stockholder shall mean and include the successors to such Selling Stockholder’s rights hereunder, whether pursuant to the laws of distribution or otherwise.  Notwithstanding the power of attorney granted in this Section 10.2, no agreement, instrument, acknowledgement or other act or document shall be ineffective by reason only of Selling Stockholders having signed or given such agreement, instrument, acknowledgement or other act or document directly instead of the Stockholder Representative.

(d)           Each Selling Stockholder acknowledges and agrees that (i) the covenants and agreements set forth in this Section 10.2 are reasonable; (ii) a breach of any of the covenants contained in this Section 10.2 would cause irreparable injury to Purchaser and each other Selling Stockholder, and Purchaser and each other Selling Stockholder shall be entitled to specific performance of the covenants in this Section 10.2 or injunctive relief against activities in violation of this Section 10.2, or both, by temporary or permanent injunction or other appropriate judicial remedy, writ or Order, without the necessity of proving actual damages; (iii) Purchaser’s and each other Selling Stockholder’s right to injunctive relief shall not diminish the right of Purchaser or such other Selling Stockholder to claim and recover damages against such Selling Stockholder or its Affiliates for any breach of this Section 10.2 in addition to injunctive relief; and (iv) the covenants contained in this Section 10.2 shall be construed as agreements independent of any other provision of this Agreement or any other transaction document.

(e)           Notwithstanding anything to the contrary contained herein, the Stockholder Representative in his capacity as such shall have no fiduciary duties or responsibilities to any Selling Stockholder or the Company, and no duties or responsibilities except for those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or Liabilities on behalf of any Selling Stockholder shall otherwise exist against or with respect to the Stockholder Representative in his capacity as such.

(f)           Notwithstanding anything herein to the contrary, the Stockholder Representative in his capacity as such shall incur no Liability to any Selling Stockholder, Purchaser or any other Person acting on behalf of any Selling Stockholder with respect to any action or inaction taken or omitted in good faith in connection herewith or with any document contemplated hereby, in any case except for Liability to the Selling Stockholders for the Stockholder Representative’s own gross negligence or willful misconduct or to Purchaser for the Stockholder Representative’s own fraud or willful misconduct.  Each Selling Stockholder shall severally, but not jointly, indemnify the Stockholder Representative for, and shall hold the Stockholder Representative harmless against, any Losses incurred by the Stockholder Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, members, consultants, attorneys, accountants, advisors, brokers, other representatives or controlling Persons, in each case relating to the Stockholder Representative’s conduct as Stockholder Representative, other than such Losses resulting from the Stockholder Representative’s gross negligence or willful misconduct in connection with its performance under this Agreement and documents contemplated hereby.

(g)           Each Selling Stockholder shall promptly reimburse the Stockholder Representative on a pro rata basis in accordance with its ownership of the Shares as set forth on Exhibit A for the Stockholder Representative’s out-of-pocket fees and expenses in performing this Agreement and the documents contemplated hereby, and for any amounts paid by the Stockholder Representative on the Selling Stockholders’ behalf in connection with the protection, defense or enforcement of any rights under this Agreement or the documents contemplated hereby (in each case, including any legal, accounting and other advisors’ fees and expenses).  Notwithstanding Section 2.3(a), at the Closing, the Stockholder Representative may direct Purchaser to deliver to it a portion of the Purchase Price (not to exceed $250,000) that would otherwise be payable to the Selling Stockholders hereunder to provide for the reimbursement of the Stockholder Representative’s out-of-pocket fees and expenses and such amount shall be deemed to have been delivered by Purchaser to the Selling Stockholders on a pro rata basis in accordance with their respective ownership of the Shares as set forth on Exhibit A; provided, however, that the Selling Stockholders nevertheless shall be responsible for directly reimbursing the Stockholder Representative as provided in this Section 10.2 to the extent the Stockholder Representative’s fees and expenses exceed such amount.  The unused balance of any amount so delivered to the Stockholder Representative shall be distributed to the Selling Stockholders at such time as the Stockholder Representative deems appropriate.

10.3    Specific Performance.  The Selling Stockholders, on the one hand, and Purchaser, on the other hand, acknowledge and agree that a breach of this Agreement would cause irreparable damage to the other parties and that such other parties will not have an adequate remedy at law.  Therefore, the obligations of the parties under this Agreement and any document contemplated hereby, including the parties respective obligations to consummate the Closing, the Selling Stockholders’ obligation to sell the Shares to Purchaser at the Closing and Purchaser’s obligations to pay the Purchase Price at the Closing, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement or any document contemplated hereby shall be available without posting any bond or other undertaking.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise at Law or in equity.  In addition to the foregoing, each party enforcing its rights under this Agreement or any document contemplated hereby shall be entitled to prompt payment on demand from the breaching party of the reasonable attorneys’ fees and costs incurred by it in enforcing such rights.  Notwithstanding anything in this Agreement to the contrary, if the Closing occurs, Article VIII shall govern with respect to any Losses incurred by any Purchaser Indemnified Party or Selling Stockholder Indemnified Party.

10.4    Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a)           The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or of the United States District Court for the District of Delaware, to the extent the Chancery Court of the State of Delaware does not have jurisdiction) and, in the case of appeals, appropriate appellate courts therefrom, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby, and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto shall be heard and determined in the Chancery Court of the State of Delaware (or in the United States District Court for the District of Delaware, to the extent the Chancery Court of the State of Delaware does not have jurisdiction) and, in the case of appeals, appropriate appellate courts therefrom.  The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)           Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 10.7.

(c)           EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE.  EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

10.5    Entire Agreement; Amendments and Waivers.  This Agreement (including the schedules and exhibits hereto), the Selling Stockholder Documents, the Company Documents and the Purchaser Documents represent the entire understanding and agreement among the parties hereto with respect to the subject matter hereof (and supersede any prior understandings and agreements, whether oral or written, other than the Confidentiality Agreement) and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, otherwise shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.6    Governing Law.  This Agreement and any other document contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed in such state without giving effect to the choice of Law provisions thereof.

10.7    Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Stockholder Representative, on behalf of any Selling Stockholder, or to the Founders (or to the Company, prior to the Closing), to:

John G. Hondros
Linda Anderson Schwan Hondros
c/o Hondros Management Services, LLC
4140 Executive Parkway
Westerville, OH 43081
Facsimile: (614) 508-7280

With a copy (which shall not constitute notice) to:

Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W., Suite 800
Washington, DC 20036-6802
Facsimile:  (202) 776-2222
Attention:  Gregory Ferenbach

If to Purchaser (or to the Company, after the Closing), to:

American Public Education, Inc.
111 West Congress Street
Charles Town, WV 25414
Facsimile: (304) 724-3780
Attention: Harry T. Wilkins

With a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
100 International Drive, Suite 2000
Baltimore, MD 21202
Facsimile: (410) 659-2701
Attention: William I. Intner

10.8    Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.9    Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except with respect to the rights of Purchaser Indemnified Parties and Selling Stockholder Indemnified Parties set forth in Article VIII.  No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Selling Stockholders or Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void.

10.10    Non-Recourse.  No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, Affiliate, agent, attorney or representative of Purchaser or any Selling Stockholder shall have any Liability for any Losses of Purchaser or such Selling Stockholder, as applicable, under this Agreement or any document contemplated hereby or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or thereby (other than the Company, to the extent it has obligations hereunder or thereunder, but subject to Sections 8.4(h) and 6.11, or pursuant to the guaranty set forth in Section 10.12).

10.11    Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  Delivery of an executed counterpart of a signature to this Agreement by facsimile or emailing of a .pdf or similar file shall be as effective as delivery of a manually executed counterpart of this Agreement.

10.12    Guaranty.  The Founders hereby absolutely, irrevocably and unconditionally, jointly and severally, as primary obligors and not merely as sureties, guarantee the full and prompt payment and performance when due, and agree to cause the timely performance when due of all covenants, agreements, obligations and liabilities of the Selling Stockholders under or in respect of Sections 2.4(b)(v), 8.5 and 8.6(b)(ii) and Article VI (including any related fees, costs and expenses to which Purchaser is entitled in respect thereof); provided that the Founders’ obligations under this Section 10.12 shall not apply until the failure of a Selling Stockholder to pay or perform any such covenant, agreement, obligation or liability goes uncured for a period of ten (10) days following the Founders’ receipt of written notice thereof; provided, further, that no such notice or lack of notice shall affect the Selling Stockholders’ obligations with respect to the amount or due date of such covenant, agreement, obligation or liability.  In connection with the foregoing, the Founders waive all defenses and discharges they may have or otherwise be entitled to as a guarantor or surety and further waive presentment for payment or performance, notice of nonpayment or nonperformance, demand, diligence or protest.

**REMAINDER OF PAGE INTENTIONALLY LEFT BLANK**

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER

AMERICAN PUBLIC EDUCATION, INC.

By:	/s/ Dr. Wallace E. Boston, Jr.
Name: Dr. Wallace E. Boston, Jr.
Title: President and Chief Executive Officer

COMPANY:

NATIONAL EDUCATION SEMINARS, INC.

By:	/s/ John G. Hondros
Name: John G. Hondros
Title: Chairman

SELLING STOCKHOLDERS:

CODY J. HONDROS DYNASTY TRUST, U/A DATED DECEMBER 29, 2012

By:	/s/ Linda Anderson Schwan Hondros
Linda Anderson Schwan Hondros
Trustee

MORGAN G. HONDROS DYNASTY TRUST, U/A DATED DECEMBER 29, 2012

By:	/s/ Linda Anderson Schwan Hondros
Linda Anderson Schwan Hondros
Trustee

KELLY L. HONDROS DYNASTY TRUST, U/A DATED DECEMBER 29, 2012

By:	/s/ Linda Anderson Schwan Hondros
Linda Anderson Schwan Hondros
Trustee

HOBIE G. HONDROS DYNASTY TRUST, U/A DATED DECEMBER 29, 2012

By:	/s/ Linda Anderson Schwan Hondros
Linda Anderson Schwan Hondros
Trustee

LINDA ANDERSON SCHWAN HONDROS REVOCABLE TRUST U/D/T DTD MARCH 27, 1992, AMENDED AND RESTATED SEPTEMBER 16, 2009

By:	/s/ Linda Anderson Schwan Hondros
Linda Anderson Schwan Hondros
Trustee

JOHN G. HONDROS REVOCABLE TRUST U/D/T DTD MARCH 27, 1992, AMENDED AND RESTATED SEPTEMBER 16, 2009

By:	/s/ John G. Hondros
John G. Hondros
Trustee

STOCKHOLDER REPRESENTATIVE:

/s/ John G. Hondros
JOHN G. HONDROS,
in his capacity as Stockholder Representative only

FOUNDERS:

/s/ John G. Hondros
JOHN G. HONDROS,
in his capacity as a Founder with respect to Sections 6.10, 6.11(b), 6.11(c) and 10.4 – 10.12 only

/s/ Linda Anderson Schwan Hondros
LINDA ANDERSON SCHWAN HONDROS,
in her capacity as a Founder with respect to Sections 6.10, 6.11(b), 6.11(c) and 10.4 – 10.12 only